                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2005

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X   Form 40-F
               -----           -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No   X
         -----    -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's circular with respect to its ongoing connected transactions and proposed re-election and appointment of the directors and supervisors.

        THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

IF YOU ARE IN ANY DOUBT as to any aspect of this circular, or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

IF YOU HAVE SOLD OR TRANSFERRED all your shares in PETROCHINA COMPANY LIMITED, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

                        (PETROCHINA COMPANY LIMITED LOGO)

                               (CHINESE CHARACTER)
                           PETROCHINA COMPANY LIMITED

           (A joint stock limited company incorporated in the People's
                    Republic of China with limited liability)

                                (STOCK CODE: 857)

                         ONGOING CONNECTED TRANSACTIONS
                   AND PROPOSED RE-ELECTION AND APPOINTMENT OF
                          THE DIRECTORS AND SUPERVISORS

        INDEPENDENT FINANCIAL ADVISER TO THE INDEPENDENT BOARD COMMITTEE
                 AND THE INDEPENDENT SHAREHOLDERS OF THE COMPANY

                                   (ICEA LOGO)
                              A subsidiary of ICBC

A letter from the Independent Board Committee is set out on page 29 of this circular. A letter from ICEA Capital Limited, the independent financial adviser, containing its advice to the Independent Board Committee and the independent shareholders of the Company is set out on pages 30 to 52 of this circular.

An extraordinary general meeting of PetroChina Company Limited is to be held at Beijing Continental Grand Hotel, Beijing International Convention Center, No. 8, Beichendong Road, Chaoyang District, Beijing, The People's Republic of China at 9 : 00 a.m. on 8 November 2005. A copy of the notice convening such extraordinary general meeting, despatched on 22 September 2005, is set out on pages 60 to 62 of this circular for ease of reference. Whether or not you are able to attend the meeting, you are requested to complete and return the form of proxy, despatched together with this circular, in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so desire.

                                                               22 September 2005

                                    CONTENTS

                                                                                    Page
                                                                                    ----
DEFINITIONS .....................................................................     1

LETTER FROM THE BOARD
   1.    Introduction ...........................................................     5
   2.    Existing Ongoing Connected Transactions ................................     6
   3.    Newco Continuing CT ....................................................    14
   4.    CRMSC Transactions .....................................................    14
   5.    Description of the connected relationship between the parties in the
         Ongoing Connected Transactions .........................................    16
   6.    Reasons for and benefits of the Ongoing Connected Transactions .........    16
   7.    Proposed Caps ..........................................................    18
   8.    Disclosure and independent shareholders' approval requirements .........    22
   9.    Proposed re-election and appointment of the Directors and Supervisors ..    22
   10.   EGM ....................................................................    27
   11.   Recommendations ........................................................    27
   12.   Additional information .................................................    28
LETTER FROM THE INDEPENDENT BOARD COMMITTEE .....................................    29
LETTER FROM ICEA CAPITAL LIMITED ................................................    30
APPENDIX -- GENERAL INFORMATION .................................................    53
NOTICE OF EXTRAORDINARY GENERAL MEETING .........................................    60

                                   DEFINITIONS

     In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Articles of Association"   means the articles of association of the Company
   or "Articles"

"associates"                has the meaning ascribed to it in the Listing Rules

"Board" means the board of Directors of the Company, including the independent non-executive Directors

"Chairman"                  means the chairman of the Board

"CNPC"                      means (CHINESE CHARACTER) (China National Petroleum
                            Corporation*), a State-owned enterprise established under the laws of PRC, and the controlling shareholder of the Company, holding approximately
                            90% of the issued share capital of the Company

"CNPC Group"                means CNPC and its subsidiaries and affiliates,
                            excluding the Group

"Company"                   means (CHINESE CHARACTER) (PetroChina Company
                            Limited), a joint stock company limited by shares
                            incorporated in the PRC on 5 November 1999 under the
                            Company Law of PRC, and listed on the Stock Exchange
                            with American depository shares listed on the New
                            York Stock Exchange

"Comprehensive Agreement"   means the comprehensive products and services
                            agreement dated 10 March 2000 entered into between
                            CNPC and the Company regarding the provision by the
                            Group to the CNPC Group and by the CNPC Group to the
                            Group, of a range of products and services from time
                            to time, effective as of 5 November 1999

"CPFC"                      means (CHINESE CHARACTER) (China Petroleum Finance
                            Company Limited*), a 92.5% non-wholly owned subsidiary of CNPC

"CRMSC" means (CHINESE CHARACTER) (China Railway Materials and Suppliers Corporation), a State-owned enterprise established under the laws of the PRC, and a substantial shareholder of PetroChina & CRMSC Oil
                            Marketing

"CRMSC Products and         means the agreement dated 1 September 2005 entered
   Services Agreement"      into between the Company and CRMSC in relation to
                            the provision of certain products and services, the
                            details of which are set out in the paragraph headed
                            "CRMSC Products and Services Agreement" of this
                            circular

"CRMSC Transactions"        means the transactions contemplated under the CRMSC
                            Products and Services Agreement

"Director(s)"               means the director(s) of the Company

                                   DEFINITIONS

"EGM" means an extraordinary general meeting of the Company to be held at Beijing Continental Grand
                            Hotel, Beijing International Convention Center, No.
                            8, Beichendong Road, Chaoyang District, Beijing, The
                            People's Republic of China at 9:00 a.m. on 8
                            November 2005 to approve, among other things, the Ongoing Connected Transactions and the Proposed Caps

"Existing Ongoing           means the connected transactions which have been and
   Connected                will continue to be entered into between the Group
   Transactions"            and the CNPC Group, the details of which are set out
                            in the paragraph headed "Existing Ongoing Connected
                            Transactions" of this circular

"Existing Waiver"           means the waiver granted by the Stock Exchange on 26
                            November 2002 to the Company in respect of the
                            relevant Existing Ongoing Connected Transactions

"First Supplemental         means the supplemental comprehensive products and
   Comprehensive            services agreement dated 9 June 2005 entered into
   Agreement"               between the Company and CNPC in relation to certain
                            amendments of the Comprehensive Agreement, which was
                            approved by the Independent Shareholders at the
                            Recent EGM, the details of which are set out in the
                            Recent Announcement and Recent Circular

"Group"                     means the Company and its subsidiaries

"HK$"                       means Hong Kong dollars, the lawful currency of Hong
                            Kong

"ICEA" means ICEA Capital Limited, a licensed corporation carrying out Type 1 (dealing in securities) and Type
                            6 (advising on corporate finance) regulated activities under the SFO, and the independent financial adviser appointed to advise the Independent Board Committee and the independent shareholders of the Company in respect of the Ongoing Connected Transactions and the Proposed Caps

"Independent Board          means the independent committee of the Board,
   Committee"               comprising Messrs. Chee-Chen Tung, Liu Hong Ru and
                            Franco Bernabe, the independent non-executive
                            Directors of the Company, established for the
                            purpose of reviewing and advising the Independent
                            Shareholders or the Shareholders (as the case may
                            be) in respect of the Ongoing Connected Transactions
                            and the Proposed Caps

"Independent                means the shareholders of the Company other than the
   Shareholders"            CNPC and its associates

"IPO"                       means the initial public offering of the Company's H
                            Shares in 2000

"Jointly-owned Companies"   means a company in which both the Company and CNPC
                            are shareholders, and where CNPC and/or its
                            subsidiaries and/or affiliates (individually or
                            together) is/are entitled to exercise, or control
                            the exercise of, 10% or more of the voting power at
                            any general meeting of such company

                                   DEFINITIONS

"Latest Practicable Date"   means 14 September 2005, being the latest
                            practicable date prior to the printing of this
                            circular for ascertaining certain information
                            contained herein

"Listing Rules"             means the Rules Governing the Listing of Securities
                            on The Stock Exchange of Hong Kong Limited

"Newco"                     means (CHINESE CHARACTER) (Zhong You Kan Tan Kai Fa
                            Company Limited), a company established under the laws of the PRC on 14 March 2005 with limited liability

"Newco Continuing CT"       means additional continuing connected transactions
                            arising as a result of the completion of the
                            Transactions, the details of which are set out in
                            the paragraph headed "Newco Continuing CT" of this
                            circular, the Recent Announcement and the Recent
                            Circular (or previously referred to as the
                            Prospective Continuing CT in the Recent Announcement
                            and the Recent Circular)

"Newco Group"               means Newco and its subsidiaries

"Ongoing Connected          means the Existing Ongoing Connected Transactions,
   Transactions"            the Newco Continuing CT and the CRMSC Transactions

"PetroChina & CRMSC         means (CHINESE CHARACTER) (PetroChina & CRMSC Oil
   Oil Marketing"           Marketing Company Limited*), a company established
                            on 13 December 2004 under the laws of the PRC with
                            limited liability and a subsidiary of PetroChina ROP
                            Marketing

"PetroChina                 means PetroChina International Ltd., a company
   International"           incorporated under the laws of the British Virgin
                            Islands, which is currently a direct wholly-owned
                            subsidiary of the Company

"PetroChina ROP             means (CHINESE CHARACTER) (PetroChina Refined Oil
   Marketing"               Product Marketing Company Limited*), a company
                            established under the laws of the PRC with limited
                            liability, which is currently a direct wholly-owned
                            subsidiary of the Company

"PRC" or "China"            means The People's Republic of China

"Proposed Caps"             the proposed maximum annual aggregate values of the
                            Ongoing Connected Transactions of the Company as set
                            out in the paragraph headed "Proposed Caps" of this
                            circular

"Prospectus"                means the prospectus dated 27 March 2000 issued by
                            the Company relating to its IPO and the listing of
                            its H shares on the Stock Exchange

"Recent Announcement"       means the announcement of the Company dated 9 June
                            2005 in respect of, among other things, the
                            Transactions and the Newco Continuing CT

                                   DEFINITIONS

"Recent Circular"           means the circular dated 30 June 2005 issued by the
                            Company to its shareholders in respect of, among
                            other things, the Transactions and the Newco
                            Continuing CT

"Recent EGM"                means the extraordinary general meeting of the
                            Company held at Kempinski Hotel, No. 50 Liangmaqiao
                            Road, Chaoyang District, Beijing, The People's
                            Republic of China at 9 : 00 a.m. on 16 August 2005
                            to approve, among other things, the Transactions and
                            the Newco Continuing CT

"RMB"                       means Renminbi yuan, the lawful currency of the PRC

"Second Supplemental        means the supplemental comprehensive products and
   Comprehensive            services agreement dated 1 September 2005 entered
   Agreement"               into between the Company and CNPC in relation to
                            certain amendments of the Comprehensive Agreement,
                            the details of which are set out in the paragraph
                            headed "Second Supplemental Comprehensive Agreement"
                            of this circular

"SFO" means Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"Shareholder(s)"            means the holder(s) of shares of the Company

"Stock Exchange"            means The Stock Exchange of Hong Kong Limited

"subsidiaries"              has the meaning ascribed to it in the Listing Rules

"Supervisor(s)"             means the supervisor(s) of the Company

"Supervisory Committee"     means the supervisory committee of the Company

"Transactions"              the acquisition of interest in Newco by the Company
                            and the transfer of interest in PetroChina
                            International from the Company to Newco, the details
                            of which are set out in the Recent Announcement and
                            the Recent Circular

     For the purpose of this circular, unless otherwise indicated, the exchange rates at HK$1.00 = RMB$1.04 have been used, where applicable, for purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

*    For identification purpose only

                              LETTER FROM THE BOARD

                        (PETROCHINA COMPANY LIMITED LOGO)

                               (CHINESE CHARACTER)
                           PETROCHINA COMPANY LIMITED

           (A joint stock limited company incorporated in the People's
                    Republic of China with limited liability)

                                (STOCK CODE: 857)

Board of Directors                                Legal Address
Chen Geng (Chairman)                              16 Andelu
Jiang Jie Min                                     Dongcheng District
Ren Chuan Jun                                     Beijing
Su Shu Lin                                        The People's Republic of China
Zheng Hu
Zhou Ji Ping
Duan Wen De
Gong Hua Zhang
Wang Fu Cheng
Zou Hai Feng
Chee-Chen Tung*
Liu Hong Ru*
Franco Bernabe*

*    Independent non-executive Director

                                                               22 September 2005

To the Shareholders

Dear Sir or Madam,

                         ONGOING CONNECTED TRANSACTIONS

1.   INTRODUCTION

     CNPC, which directly owns approximately 90% of the issued share capital of the Company, is the controlling shareholder of the Company. Accordingly, CNPC is a connected person of the Company and transactions between CNPC and the Company constitute connected transactions for the Company for the purpose of the Listing Rules.

     Under the Listing Rules, connected transactions are subject to the reporting, announcement and/ or independent shareholders' approval requirements. However, as such connected transactions have been, and/or will continue to be carried out in the ordinary and usual course of business and occur on a regular basis on normal commercial terms and on terms that are fair and reasonable so far as the Shareholders are concerned, the Directors considered that it would not be practical to make

                              LETTER FROM THE BOARD

disclosure or if necessary, obtain the Shareholders' approval for each transaction as it arises. Accordingly, the Company had previously obtained from the Stock Exchange a waiver from strict compliance with the relevant requirements of the Listing Rules in respect of connected transactions between CNPC and the Company at the time of the Company's IPO in 2000. On 12 September 2002, the Company sought to renew the waiver in respect of the relevant Existing Ongoing Connected Transactions. Subsequently, the Stock Exchange, on 26 November 2002, granted the Existing Waiver to the Company subject to, among other things, the conditions set out in a letter of even date. The Existing Waiver will expire on 31 December 2005. In addition to the Existing Ongoing Connected Transactions and the Newco Continuing CT (approved by Independent Shareholders at the Recent
EGM), the Board would also like to draw the Shareholders' attention to the CRMSC Transactions. The CRMSC Transactions are the connected transactions between the Group and CRMSC, a connected person of the Company.

     The Ongoing Connected Transactions, comprising the Existing Ongoing Connected Transactions, the Newco Continuing CT and the CRMSC Transactions, and the Proposed Caps will be subject to reporting, announcement and Independent Shareholders' approval (or Shareholders' approval in the case of the CRMSC Transactions) requirements pursuant to the Listing Rules.

2.   EXISTING ONGOING CONNECTED TRANSACTIONS

     The connected transaction agreements listed below were initially entered into between the Company and CNPC at the time of the Company's IPO in the year 2000. Subsequently, on 26 September 2002, a Supplemental Buildings Leasing Agreement was entered into between the Company and CNPC. In addition, on 9 June 2005 and on 1 September 2005, the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement were entered into between the Company and CNPC respectively. The Board expects that the Group will continuously enter into the transactions with CNPC Group as stated in the following agreements, which will constitute Ongoing Connected Transactions:

     - Comprehensive Agreement (as to be amended by the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement), and from time to time and as necessary, various product and service implementation agreements;

     -    Land Use Rights Leasing Contract;

     - Buildings Leasing Contract (as amended by the Supplemental Buildings Leasing Agreement);

     - Intellectual property licensing contracts, being the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract;

     -    Contract for the Transfer of Rights under Production Sharing
          Contracts; and

     -    Guarantee of Debts Contract.

     The Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract; the Contract for the Transfer of Rights under Production Sharing Contracts; and the Guarantee of Debts Contract, as specified in the Prospectus and Existing Waiver, are in compliance with the requirements of Chapter 14A of the Listing Rules which took effect from 31 March 2004 and are exempt from the reporting, announcement and Independent

                              LETTER FROM THE BOARD

Shareholders' approval requirements, as each of the applicable percentage ratio(s) (other than the profits ratio) in respect of each of these connected transactions is less than 0.1%. The Directors believe that these transactions had been entered into in the ordinary course of business for the benefits of the Company, and are in the interests of the Shareholders as a whole.

     COMPREHENSIVE AGREEMENT

          The Company and CNPC initially entered into the Comprehensive Agreement on 10 March 2000 for the provision (1) by the Group to the CNPC Group and (2) by the CNPC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiary companies and affiliates. The Comprehensive Agreement is to be amended by the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement. There will be certain new continuing connected transactions between the Company and the Jointly-owned Companies, and as a result, the Company and CNPC entered into the Second Supplemental Comprehensive Agreement in respect of these new connected transactions, the details of which are set out in the paragraph headed "Second Supplemental Comprehensive Agreement" of this circular.

     (A)  Products and Services to be provided by the Group to the CNPC Group

          Under the Comprehensive Agreement, products and services to be provided by the Group to the CNPC Group include those relating to refined oil products, chemical products, natural gas, crude oil, supply of water, electricity, gas, heating, quantifying and measuring, quality inspection and other products and services as may be requested by the CNPC Group for its own consumption, use or sale from time to time.

     (B)  Products and Services to be provided by the CNPC Group to the Group

          The products and services to be provided by the CNPC Group to the Group are expected to be more numerous, both in terms of quantity and variety, than those to be provided by the Group to the CNPC Group. They have been grouped together and categorised according to the following types of products and services:

          Construction and technical services, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering and design service;

          Production services, including but not limited to water supply, electricity generation and supply, gas supply and communications;

          Supply of materials services, including but not limited to purchase of materials, quality control, storage of materials and delivery of materials;

          Social services, including but not limited to security services, education and hospitals;

          Ancillary services, including but not limited to property management, training centers and guesthouses; and

          Financial services, including but not limited to loans and deposits services.

                              LETTER FROM THE BOARD

     (C)  General Principles, Price and Terms

          The Comprehensive Agreement requires, in general terms that,

          - the quality of products and services to be provided should be satisfactory to the recipient;

          - the price at which such products and services are to be provided must be fair and reasonable; and

          - the terms and conditions on which such products and services are to be provided should be no less favourable than those offered by independent third parties.

     (D)  Price Determination

          The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

          (a) state-prescribed prices (at present, this applies to products and services such as refined oil products, natural gas, oil refinery construction, engineering and design, project monitoring and management), the definition of "state-prescribed price" is to be amended by the First Supplemental Comprehensive Agreement to mean price in respect of certain category of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organisation responsible for domestic ruling and foreign affairs in respect to certain specified territory, irrespective of its name, organisation or structure) or other regulatory departments;

               or

          (b) where there is no state-prescribed price, then according to the relevant market prices (at present, this applies to products and services such as asset leasing, repair of machinery, transportation, purchase of material, and regional facilities), the definition of "market price" is to be amended by the First Supplemental Comprehensive Agreement to mean the price determined in accordance with the following order:

               (i) the price charged by independent third parties in areas where such type of service is provided and on normal terms in the area where the service is being provided at that time; or

               (ii) the price charged by independent third parties in nearby areas where such type of service is provided and on normal terms in the area or country adjacent to the area where the service is being provided at that time;

               or

                              LETTER FROM THE BOARD

          (c)  where neither (a) nor (b) is applicable, then according to:

               (i) the actual cost incurred (at present, this applies to products and services such as library information and filing, maintenance of roads, retirement administration and re-employment training); or

               (ii) the agreed contractual price, being the actual cost for the provision of such product or service plus an additional margin of not more than:

                    (xx) 15 per cent. (which includes finance costs, general and administrative expenses and a profit margin) for certain construction and technical services (at present, this applies to products and services such as geological surveying, drilling, well cementing, logging, mud logging, well testing and oilfield construction) provided that, such agreed contractual price shall not be higher than the prices available for the provision of such products and services in the international market; and

                    (yy) 3 per cent. for all other types of products and
                         services priced in accordance with the agreed contractual price (at present, this applies to products and services such as downhole operations, technology research, equipment repairing and supporting, equipment antiseptic testing, communications, fire fighting, quality inspection, storage of materials, delivery of materials and training centers).

          The definitions of cost price and agreed contractual price include a provision that the aggregate value, in each future financial year, of all products and services which are required to be priced at cost or at agreed contractual prices to be provided under the Comprehensive Agreement, shall not exceed the aggregate value, calculated on an adjusted basis as if the Comprehensive Agreement had been in effect during the year ended 31 December 1998, of all products and services which were required to be priced at cost or at agreed contractual prices during the year ended 31 December 1998, being RMB36.9 billion (the "1998 Amount"), subject to any necessary adjustment for inflation or deflation, as appropriate, for the relevant year.

          However, if in any future financial year, the Company, due to any events or factors beyond the control of the Company (e.g. natural disasters) or the development of new projects, is required to purchase additional products and services required to be priced at cost or at agreed contractual prices exceeds the 1998 Amount (as adjusted for inflation or deflation as appropriate), then that decision to purchase such additional products or services should be authorised by the Board (with affirmative votes from the independent non-executive directors) and the management of the Company on the basis of any revised business plan and comprehensive financial analysis, to ensure that such purchases will allow for a reasonable return to the Company's shareholders. In the event that the relevant Proposed Caps are to be exceeded, the Company will comply with the requirements of the Listing Rules.

     (E)  Coordination of annual demand of products and services

          Two months prior to the end of each financial year, both parties are required to prepare and submit to each other an annual plan detailing the estimated demand for products and services to be rendered in accordance with the Comprehensive Agreement for the forthcoming financial year.

                              LETTER FROM THE BOARD

     (F)  Rights and Obligations

          Both the Group and the CNPC Group retain the right to choose to receive products and services, as contemplated under the Comprehensive Agreement, from independent third parties where the terms and conditions as to price or quality of products or services offered by such third parties may be superior to those offered by either of the Group or the CNPC Group, as appropriate.

          In addition, the provision of products and services by either party is on a non-exclusive basis and each party may provide products and services to other third parties, subject always to the obligation that each party must be able to provide those products and services which may be required to be provided in accordance with the Comprehensive Agreement and the annual plan then in force.

     (G)  Term and Termination

          The term of the Comprehensive Agreement was initially 10 years starting from the date when the Company's business license was issued. This term is to be amended by the Second Supplemental Comprehensive Agreement to 3 years commencing from the effective date of the Second Supplemental Comprehensive Agreement, i.e., 1 January 2006.

          During the term of the Comprehensive Agreement, termination of the product and service implementation agreements described below may be effected from time to time by the parties to the product and service implementation agreements providing at least 6 months' written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

          In the event that CNPC proposes to terminate the provision of any products or services, and the Company is unable to find an alternative product or service provider (which fact shall be communicated by the Company to CNPC from time to time), then unless permitted by the Company, CNPC must continue to provide such products or services in accordance with the terms of the Comprehensive Agreement.

                              LETTER FROM THE BOARD

          The following table sets forth the historical revenues and expenditures in relation to the provision of the products and services which are the subject matters of the Comprehensive Agreement between the Company and CNPC for the financial years ended 31 December 2003 and 31 December 2004 as well as the period between 1 January 2005 to 30 June 2005:

                                                        AS AT 31 DECEMBER
                                                ---------------------------------    AS AT 30 JUNE
                                                      2003              2004              2005
                                                ---------------   ---------------   ---------------
                                                  RMB      HK$      RMB      HK$      RMB      HK$
                                                ------   ------   ------   ------   ------   ------
                                                                   (in millions)
REVENUES                                         9,323    8,964   14,516   13,958    6,932    6,665

EXPENDITURES
Construction and technical services             40,868   39,296   47,499   45,672   19,554   18,802
Production services                             16,042   15,425   16,313   15,690    8,945    8,601
Supply of materials services                       971      934      884      850      707      680
Social and ancillary services                    3,009    2,893    3,006    2,890    1,622    1,560
Financial services
   Aggregate of the average daily outstanding
      principal of loans and the total
      amount of interest paid in respect
      of these loans                            25,803   24,810   25,161   24,193   25,651   24,664
   Aggregate of the average daily amount of
      deposits and the total amount of
      interest received in respect
      of these deposits                          4,052    3,896    3,441    3,309    3,641    3,501

     PRODUCT AND SERVICE IMPLEMENTATION AGREEMENTS

          It is envisaged that from time to time and as required, individual product and service implementation agreements will be entered into between the relevant service companies and affiliates of the CNPC Group or the Group, as appropriate, providing the relevant products or services and the relevant members of the Group or the CNPC Group, as appropriate, requiring such products or services.

          Each product and service implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The product and service implementation agreements may only contain provisions which are in all material respects consistent with the binding principles and guidelines and terms and conditions in accordance with which such products and services are required to be provided as contained in the Comprehensive Agreement.

          As the product and service implementation agreements are simply further elaborations on the provision of products and services as contemplated by the Comprehensive Agreement, they do not constitute new categories of connected transactions.

                              LETTER FROM THE BOARD

     SECOND SUPPLEMENTAL COMPREHENSIVE AGREEMENT

          The Second Supplemental Comprehensive Agreement was entered into by CNPC and the Company on 1 September 2005, in which they agreed to amend certain terms of the Comprehensive Agreement, including, among other things, that:

          - both CNPC and the Company shall provide and shall procure their respective entities including their subsidiaries, branches and other relevant units to provide products and services in accordance with the terms and principles of the Comprehensive Agreement;

          - the CNPC Group will provide certain risk operation services as part of the construction and technical services to the Group, and these include the provision of exploration, production and other relevant services within certain and specific reserves of the Company with exploration and exploitation difficulties;

          - the Group will provide certain financial assistance to the Jointly-owned Companies including entrustment loans and guarantees;

          - the Jointly-owned Companies will provide certain financial assistance to the Group including entrustment loans and guarantees; and

          Under the Second Supplemental Comprehensive Agreement, the products and services shall be provided at prices determined according to the pricing principles for the corresponding products or services under the Comprehensive Agreement (as amended).

          In particular, the Comprehensive Agreement stipulates, among other things, that:

          (i) the loans and deposits shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People's Bank of China. Such prices must also be more favourable than those provided by independent third parties; and

          (ii) the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant state-prescribed price and market price.

          The Second Supplemental Comprehensive Agreement will take effect on 1 January 2006, after the approval by the Independent Shareholders at the EGM.

     LAND USE RIGHTS LEASING CONTRACT

          The Company entered into the Land Use Rights Leasing Contract with CNPC on 10 March 2000 under which CNPC has leased a total of 42,476 parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group covering an aggregate area of approximately 1,145 million square meters, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2,000 million. The Directors believe that a term of 50 years is appropriate for the Land Use Rights Leasing Contract, since the Company is China's largest petroleum company engaging in exploration, development, sale and production of crude oil, natural gas and chemicals, and the long stability of a 50 year tenure is required to avoid the unnecessary disruption of its operations; the relevant land leases

                              LETTER FROM THE BOARD

     are of material significance of its operations; and such tenure conforms with normal business practice in the PRC property market. The total fee payable for the lease of all such property may, after the expiration of 10 years from the date of the Land Use Rights Leasing Contract, be adjusted (to reflect market conditions prevalent at such time of adjustment, including current market prices, inflation or deflation, as appropriate, and such other pertinent factors as may be considered in negotiating and agreeing to any such adjustment) by agreement between the Company and CNPC. In addition, any governmental, legal or other administrative taxes and fees required to be paid in connection with the leased properties will be borne by CNPC. However, any additional amount of such taxes payable as a result of changes in the PRC Government policies after the date of the contract shall be shared proportionately on a reasonable basis between CNPC and the Company.

          Savills (Hong Kong) Limited, an independent valuer, has reviewed the Land Use Rights Leasing Contract and has confirmed that the term of 50 years and current rental payable by the Company to CNPC are fair and reasonable to the Company according to the Land Use Rights Leasing Contract and do not exceed the market level. The date of valuation is 30 June 2005. ICEA, the independent financial adviser to the Independent Board Committee and the independent shareholders of the Company, has opined that it is normal business practice for the Land Use Rights Leasing Contract to have a term of 50 years, the details of which are set out on pages 38 to 39 of this circular.

     BUILDINGS LEASING CONTRACT

          The Company entered into the Buildings Leasing Contract with CNPC on 10 March 2000 pursuant to which the CNPC Group has leased to the Company a total of 191 buildings covering an aggregate area of 269,770 square meters, located throughout the PRC for the use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemicals, etc.

          The 191 buildings were leased at a price of RMB145 per square meter per year, that is, at an aggregate annual fee of RMB39,116,650, for a term of 20 years. The Directors believe that a term of 20 years is appropriate for the Buildings Leasing Contract (as amended), since the Company is China's largest petroleum company engaging in exploration, development, sales and production of crude oil, natural gas and chemicals, and the long stability of a 20 year tenure is required to avoid the unnecessary disruption of its operations; the relevant building leases are of material significance of its operations; and such tenure conforms with normal business practice in the PRC property market. The Company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with these 191 leased buildings. The Buildings Leasing Contract details the particulars of the buildings leased by members of the CNPC Group to the Company.

          Members of the CNPC Group which own one or more of the leased buildings will enter into individual building leasing contracts with the Company. The individual building leasing contracts may only contain provisions which are consistent with the terms and conditions of the Buildings Leasing Contract.

          One month prior to the end of each financial year, CNPC and the Company shall make and agree upon a rental fee distribution plan setting out specific prices for the buildings according to their geographical locations and conditions.

                              LETTER FROM THE BOARD

     Supplemental Buildings Leasing Agreement

          Further to the Buildings Leasing Contract mentioned above, the Company entered into a Supplemental Buildings Leasing Agreement (the "SUPPLEMENTAL BUILDINGS AGREEMENT") with CNPC on 26 September 2002 under which CNPC Group agreed to lease another 404 buildings to the Group in connection with and for the purpose of the operation and business of the Group covering an aggregate of approximately 442,730 square meters. Leasing of the units in the Supplemental Buildings Agreement is mainly attributable to the expansion of the Company's operations in the areas of oil and natural gas exploration, the West-East natural gas pipeline project and the construction of the Northeast refineries and chemical operation base. The annual fee payable under the Supplemental Buildings Agreement amounts to RMB157,439,540. The Company and CNPC will, based on their needs for production and operation or the changes of the market prices of the buildings, adjust the scale and the amount of all such buildings under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement every three years. The Supplemental Buildings Agreement became effective on 1 January 2003 and will expire at the same time as the Buildings Leasing Contract.

          Savills (Hong Kong) Limited, an independent valuer, has reviewed both the Buildings Leasing Contract and the Supplemental Buildings Agreement and has confirmed that the term of 20 years and current rental payable by the Company to CNPC are fair and reasonable to the Company according to the the Buildings Leasing Contract and the Supplemental Buildings Agreement and do not exceed the market level. The date of valuation is 30 June 2005. ICEA, the independent financial adviser to the Independent Board Committee and the independent shareholders of the Company, has opined that it is normal business practice for the Buildings Leasing Contract and the Supplemental Buildings Agreement to have a term of 20 years, the details of which are set out on pages 35 to 37 of this circular.

3.   NEWCO CONTINUING CT

     Newco Continuing CT are continuing connected transactions arising as a result of the completion of the Transactions, and primarily include:

     -    the sale of products by Newco Group to the CNPC Group;

     - the provision of construction and technical services such as exploration technology services by CNPC Group to Newco Group;

     - the provision of social services and ancillary services by CNPC Group to Newco Group; and

     -    the provision of financial services by CNPC Group to Newco Group.

     The Independent Shareholders have approved at the Recent EGM, among other things, the Transactions and Newco Continuing CT.

4.   CRMSC TRANSACTIONS

     On 1 September 2005, the Company entered into the CRMSC Products and Services Agreement with CRMSC. According to this agreement, the Company will provide CRMSC with products and services including, among other things, refined products (such as gasoline, diesel and other petroleum products) on an ongoing basis.

                              LETTER FROM THE BOARD

     The CRMSC Transactions are subject to the announcement, reporting and Shareholders' approval requirements pursuant to the Listing Rules.

     CRMSC PRODUCTS AND SERVICES AGREEMENT

     (A)  Products and Services to be provided by the Company to CRMSC

          Under the CRMSC Products and Services Agreement, products and services to be continuously provided by the Company to CRMSC include, among other things, refined products (such as gasoline, diesel and other petroleum products).

     (B)  General Principles, Price and Terms

          The CRMSC Products and Services Agreement requires, in general terms that:

          (a) The quality of goods and services to be provided should be satisfactory to the recipient;

          (b) The price at which such products and services are to be provided must be fair and reasonable;

          (c) The terms and conditions on which such products and services are to be provided should be no less favourable than those offered by independent third parties; and

          (d) The products and services shall be provided and standardised by contracting under individual product and service agreements.

     (C)  Price Determination

          The price of any product and service provided pursuant to the CRMSC Products and Services Agreement shall be determined by reference to the State-prescribed price or the market price where there is no State-prescribed price.

     (D)  Coordination of annual demand of products and services

          Before November of each year, CRMSC is required to discuss and confirm with the Company an annual plan detailing the estimated demand for products and services to be rendered in accordance with the CRMSC Products and Services Agreement for the forthcoming year. It is envisaged that from time to time and as required, individual product and service implementation agreements will be entered into between the Company and CRMSC and their respective subsidiaries, branches and other relevant units, as appropriate, in connection with the provision of products and services under the CRMSC Products and Services Agreement.

     (E)  Rights and obligations

          Both the Company and CRMSC agree and guarantee, among other things, to procure their respective subsidiaries, branches and other relevant units to provide the products and services thereof in accordance with the terms and services thereof in accordance with the terms and principles of the CRMSC Products and Services Agreement.

                              LETTER FROM THE BOARD

     (F)  Term and termination

          The term of the CRMSC Products and Services Agreement is 3 years commencing from 1 January 2006.

          During the term of the CRMSC Products and Services Agreement, the product and service implementation agreements may be terminated from time to time by the parties to the product and service implementation agreements providing at least 6 months' written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

5. DESCRIPTION OF THE CONNECTED RELATIONSHIP BETWEEN THE PARTIES IN THE ONGOING CONNECTED TRANSACTIONS

     CNPC

          As CNPC directly owns an aggregate of approximately 90% of the issued share capital of the Company, CNPC is a connected person of the Company under the Listing Rules.

     NEWCO

          As Newco will become a non wholly-owned subsidiary of the Company upon the completion of the Transactions and CNPC will become a substantial shareholder of Newco, Newco will be a connected person of the Company under the Listing Rules.

     CRMSC

          CRMSC, being a substantial shareholder of the Company's subsidiary, PetroChina & CRMSC Oil Marketing, is a connected person of the Company under the Listing Rules.

          Transactions between the Group and connected persons constitute connected transactions of the Company under the Listing Rules and are subject to the reporting, announcement and/or Independent Shareholders' (or Shareholders' approval in the case of CRMSC Transactions) requirements pursuant the Listing Rules.

6.   REASONS FOR AND BENEFITS OF THE ONGOING CONNECTED TRANSACTIONS

     EXISTING ONGOING CONNECTED TRANSACTIONS AND NEWCO CONTINUING CT

          The Existing Ongoing Connected Transactions and Newco Continuing CT are entered into for the necessity and benefits of the Company. The Company, one of the largest companies in the PRC in terms of sales, is engaged in a broad range of petroleum and natural gas-related activities. CNPC, on the other hand, is an enterprise whose business operations cover a broad spectrum of upstream and downstream activities, domestic marketing and international trade, technical services, and equipment manufacturing and supply. CNPC is a major producer and supplier of petrochemical products. CNPC is also involved in the provision of operational services and technical support in such areas as geophysical prospecting, well drilling, logging, well testing, downhole operations, oilfield surface facilities construction, pipeline construction, refining and petrochemical projects, and manufacturing and supply of petroleum equipment.

                              LETTER FROM THE BOARD

          In view of the strengths and scope of CNPC's business activities and the strong favourable support that such Existing Ongoing Connected Transactions and Newco Continuing CT would bring to the Company's business activities, the Board believes that the Existing Ongoing Connected Transactions and Newco Continuing CT are entered into for the necessity and benefits of the Company. The Board also notes the long smooth cooperation history between the Company and CNPC in relation to such transactions.

          The Existing Ongoing Connected Transactions and Newco Continuing CT are and will be conducted in the ordinary and usual course of business of the Group. These transactions will continue to be agreed on an arm's length basis with terms that are fair and reasonable to the Company. Due to the long-term relationships between the Group and CNPC Group, the Board considers it to be beneficial to the Company and in the interests of the Shareholders as a whole to continue the Existing Ongoing Connected Transactions and Newco Continuing CT with CNPC Group as these transactions have facilitated and will continue to facilitate the operation of the Group's business.

     CRMSC TRANSACTIONS

          The CRMSC Transactions are essential to the Company. The Company has strengths in terms of resources. CRMSC is a major corporation of materials supply in the PRC. It has a dominant position in diesel purchase and distribution in the market. In view of the overwhelming economic power and market share of CRMSC and the new situation of the refined oil market of the PRC in the wake of China's accession to the WTO, the combined strengths of the Company and CRMSC in terms of resources and market share come into play. The ongoing connected transactions between the Group and CRMSC enhance the competitiveness of both the Group and CRMSC. With PetroChina & CRMSC Oil Marketing as the major supplier of diesel for railway engines, the Company has found strong and favourable support for its operations from CRMSC.

          The CRMSC Transactions are conducted in the ordinary and normal course of business of the Company, and are at arm's length. The Directors believe that these transactions are fair and reasonable to the Company and in the interests of the Shareholders as a whole. In view of the long-term working relationship of the Company with CRMSC, it is favourable for the Company to expand its market share and the Company's development.

                              LETTER FROM THE BOARD

7.   PROPOSED CAPS

     The Board has considered and proposed that the following caps in respect of the Ongoing Connected Transactions be set for the annual volumes of the relevant transactions above for the period from 1 January 2006 to 31 December 2008 :

     (A) In relation to the products and services contemplated under (a) the Comprehensive Agreement as to be amended by the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement; (b) Buildings Leasing Contract and Supplemental Buildings Agreement; and (c) the CRMSC Products and Services Agreement; the total annual revenue or expenditure in respect of each category of products and services will not exceed the proposed maximum annual aggregate values set out in the following table:

                                                                               PROPOSED ANNUAL CAPS
                                                                             ------------------------
CATEGORY OF PRODUCTS AND SERVICES         EXISTING ANNUAL LIMIT FOR 2005      2006     2007     2008
---------------------------------         ------------------------------     ------   ------   ------
                                                                                        RMB
                                                                                   (in millions)
(i)   Products and services to be         RMB39,003 million (approximately   19,134   23,472   26,910
      provided by the Group to the           HK$37,503 million)
      CNPC Group (Note 1)

(ii)  Products and services to be
      provided by the CNPC Group to the
      Group

      (a) Construction and technical      RMB76,413 million (approximately   91,614   88,280   79,636
          services (Note 2)                  HK$73,474 million)

      (b) Production services (Note 3)    RMB33,740 million (approximately   27,513   28,923   32,647
                                             HK$32,442 million)

      (c) Supply of materials services    RMB6,748 million (approximately     4,471    4,331    4,500
          (Note 4)                           HK$6,488 million)

      (d) Social and ancillary services   RMB5,009 million (approximately     5,000    5,000    5,000
          (Note 5)                           HK$4,816 million)

                              LETTER FROM THE BOARD

                                                                               PROPOSED ANNUAL CAPS
                                                                             ------------------------
CATEGORY OF PRODUCTS AND SERVICES         EXISTING ANNUAL LIMIT FOR 2005      2006     2007     2008
---------------------------------         ------------------------------     ------   ------   ------
                                                                                        RMB
                                                                                   (in millions)
      (e) Financial Services

          Aggregate of the average        RMB59,413 million (approximately   43,312   50,132   56,547
             daily outstanding               HK$57,128 million)
             principal of loans; the
             total amount of interest
             paid in respect of these
             loans; and other relevant
             charges (Note 6)

          Aggregate of the average        RMB5,657 million (approximately     9,081    9,102    9,126
             daily amount of deposits;       HK$5,439 million)
             and the total amount of
             interest received in
             respect of these deposits
             (Note 7)

(iii) Financial services to be provided   --                                 21,235   32,840   44,465
      by the Group to the Jointly-owned
      Companies (Note 8)

(iv)  Fee for land leases paid by the     RMB2,000 million (approximately     2,260    2,260    2,260
      Group to CNPC (Note 9)                 HK$1,923 million)

(v)   Rental for buildings paid by the    RMB200 million (approximately         140      140      140
      Group to CNPC (Note 10)                HK$192 million)

(vi)  Products and services to be         --                                 10,326   11,359   12,495
      provided by the Group to CRMSC
      (Note 11)

     (B) In relation to the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract, CNPC has granted the Company the right to use certain trademarks, patents, know-how and computer software of CNPC at no cost.

     (C) the Company's annual report and accounts shall contain a statement that, in the opinion of the Directors, the arrangement has been entered into in the manner as stated in the table above.

          Notes:

          Bases for the Proposed Caps:

          1. The annual proposed caps for the products and services to be provided by the Group to the CNPC Group have been determined with reference to the historical transactions and transaction amounts in providing products and services by the Group to the CNPC Group; the estimated business growth of the Group; the estimated business growth of the CNPC Group; the potential fluctuations and increases in the prices of crude oil, petrochemical products, natural gas and other oil products and services both in the international market and in the domestic market; and the increase in transaction amounts as a result of the completion of the Transactions.

                              LETTER FROM THE BOARD

          2. The annual proposed caps for the provision of construction and technical services have been determined with reference to the completed transactions and transaction amounts for the construction and technical services provided by the CNPC Group to the Group; the estimated business growth of the Company; and the transaction amounts as a result of increase in size of the Group upon the completion of the Transactions.

               The Group has obtained construction and technical services from CNPC Group in the ordinary course of business, and as one of the most experienced companies in the world, the construction and technical services provided to the Group are quality services. The CNPC Group is also one of the few companies in the PRC which provide quality petrochemical related construction and technical services.

          3. The annual proposed caps for the production services provided by the CNPC Group to the Group have been determined with reference to the previous transactions conducted and transaction amounts in respect of production services provided by the CNPC Group to the Group; the estimated business growth of the Group; and the potential fluctuations and increases in the international and the PRC market prices of crude oil, petroleum and petrochemical products, leading to higher energy costs in the production process.

               Production services mainly consist of water supply, electricity generation and supply, gas supply by CNPC Group to the Group and the supply of petroleum and petrochemical products by Jointly-owned Companies to the Group. The Group is of the view that annual proposed caps have provided sufficient increment for the Company to implement its future business development plans and have been determined on a fair and reasonable basis.

          4. The annual caps for the supply of materials services paid by the Group to the CNPC Group have been determined by reference to the estimated business growth of the Company; and changes in the volume of purchases by the Group.

               The CNPC Group is one of the leading buyers of petrochemical raw materials in the PRC. With the economy of scale and to increase the collective bargaining power of the CNPC Group, the centralised materials purchase by the CNPC Group thus stabilise the purchase prices of the Company's raw materials.

               With the Company's dominant position and increase in the petroleum and petrochemical industries of the PRC, as well as the increase in the size of business, these ongoing connected transactions and transaction amounts are expected to increase. The Group is of the view that the Proposed Caps provide sufficient increment for the Company to implement future business development and planning.

          5. The annual proposed caps for social and ancillary services have been determined with reference to the previous transactions conducted and transaction amounts in respect of the social and ancillary services provided by the CNPC Group to the Group; the estimated business growth of the Group; and the transaction amounts as a result of increase in size of the Group upon the completion of the Transactions.

               Considering the future development and acquisitions of the Group which will increase the demand for certain social and ancillary services, the Group has prudently set the annual proposed caps at the same level as the existing annual caps.

          6. The annual proposed caps for the financial services (aggregate of loans, interests and other relevant charges) provided by CPFC to the Group have been determined with reference to the estimated business growth of the Group; the competitive interest rates and charges offered by CPFC; and the transaction amounts as a result of increase in size of the Group upon the completion of the Transactions, in particular, the financing provided by CPFC to Newco.

               To optimise cash flow management and capital efficiency of the Group and the CNPC Group, there is the specific target of providing a centralised financial management by CPFC, which provides a full range of financial services to the Group and the CNPC Group, including but not limited to deposit services, loan services, project financing, clearing services, national debt redemption, entrustment loans, financial advisory and insurance services.

                              LETTER FROM THE BOARD

               The Group is of the view that the annual proposed caps have provided increments sufficient for the Group to implement future business development and planning, and that the annual proposed caps have been determined on a reasonable basis.

          7. The annual proposed caps for the financial services (aggregate of deposits and interests) provided by the CNPC Group to the Group have been determined with reference to the estimated business growth of the Group; the Group's historical cashflow and levels of deposits; the competitive interest rates offered by CPFC; and the transaction amounts as a result of increase in size of the Group upon the completion of the Transactions.

               As mentioned above, in order to optimise cash flow management and capital efficiency of the Group and the CNPC Group, there is the specific target of providing a centralised financial management by CPFC, which provides a full range of financial services to the Group and the CNPC Group.

               The Group is of the view that the annual proposed caps have provided increments sufficient for the Group to implement future business development and planning, and that the annual proposed caps have been determined on a reasonable basis.

          8. The annual proposed caps for the financial services, including but not limited to guarantees and entrustment loans, to be provided by the Group to the Jointly-owned Companies (such as Newco) have been determined with reference to the business development and financing needs of the Jointly-owned Companies; and the acquisition opportunities which may arise from time to time in the international market. It has been pointed out by the Group in the Recent Circular to the Shareholders dated 30 June 2005 that it is the Group's strategic objective of becoming an international petroleum company with significant oil assets both onshore and offshore as well as in both the PRC and international markets. The Group is of the view that the provision of financial services to the Jointly-owned Companies will enable them to have sufficient funding for future expansion.

          9. The Directors consider that pursuant to the Land Use Rights Leasing Contract, the annual proposed caps in respect of the land leases provided by the CNPC Group to the Group are sufficient for the Group to implement future business development and planning. Each of the annual proposed caps comprises of the annual leasing fee of RMB2,000 million and the relevant PRC tax of RMB260 million, which are in accordance with the Land Use Rights Leasing Contract. Savills (Hong Kong) Limited, an independent valuer, has appraised the lands leased to the Group.

          10. The Directors consider that pursuant to the Buildings Leasing Contract (as amended by the Supplemental Buildings Agreement), the annual proposed caps in respect of the building leases provided by the CNPC Group to the Group, which are lower than the existing annual limit for 2005 due to a reduced requirement by the Group, are sufficient for the Group to implement future business development and planning. The annual proposed caps are in accordance with Buildings Leasing Contract (as amended by the Supplemental Buildings Agreement), and Savills (Hong Kong) Limited, an independent valuer, has appraised the buildings leased to the Group.

          11. The historical revenue in relation to the provision of the products and services which are the subject matter of CRMSC Products and Services Agreement between the Company and CRMSC was RMB4,041 million for the six months ended 30 June 2005. There had not been any connected transactions between the Company and CRMSC before 1 January 2005.

               The annual proposed caps have been determined with reference to
               (i) the relevant pricing principles, i.e., the State-prescribed prices; (ii) the historical transaction levels for the same type of transaction before CRMSC became a connected person of the Company; and (iii) the estimated future transaction levels based on the market needs in the coming 3 years.

                              LETTER FROM THE BOARD

8.   DISCLOSURE AND INDEPENDENT SHAREHOLDERS' APPROVAL REQUIREMENTS

     Under the Listing Rules, the Ongoing Connected Transactions as stated above are subject to the reporting, announcement and Independent Shareholders' approval (or Shareholders' approval in the case of CRMSC Transactions) requirements. The Company will seek the Independent Shareholders' approval (or Shareholders' approval in the case of CRMSC Transactions) at the EGM of the Ongoing Connected Transactions and the Proposed Caps that:

     1. The annual amount of each individual type of the Ongoing Connected Transactions shall not exceed the applicable Proposed Cap;

     2. (i) The Ongoing Connected Transactions will be entered into in the usual and ordinary course of businesses of the Group and either
               (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable to the Group than terms available from independent third parties; and

          (ii) The Ongoing Connected Transactions will be entered into in accordance with the relevant agreements and on terms that are fair and reasonable and in the interests of the Shareholders as a whole;

     The Company will comply with the Listing Rules.

     In view of the interests of CNPC, CNPC will abstain from voting in relation to the shareholders resolution necessary to approve the Ongoing Connected Transactions (except the CRMSC Transactions). In the case of CRMSC Transactions, CNPC is not required to abstain from voting. An Independent Board Committee of the Company, comprising Messrs. Chee-Chen Tung, Liu Hong Ru and Franco Bernabe, has been appointed to advise the independent shareholders on whether or not the terms of the Ongoing Connected Transactions are in the interest of the Company and are fair and reasonable so far as the independent shareholders of the Company are concerned. An independent financial adviser, ICEA, has been appointed to advise the Independent Board Committee and the independent shareholders of the Company regarding the terms of the Ongoing Connected Transactions.

9.   PROPOSED RE-ELECTION AND APPOINTMENT OF THE DIRECTORS AND SUPERVISORS

     In accordance with the existing Articles of Association of the Company, the Board comprises thirteen directors, including four executive directors, six non-executive directors and three independent non-executive directors while the Supervisory Committee comprises seven supervisors including three supervisors representing the Shareholders and one supervisor representing the employees.

     All Directors and Supervisors of each session will hold office for a term of three years, and being eligible, may offer themselves for re-election. The Directors and Supervisors (representing the Shareholders) of the new session will be elected in a general meeting by resolutions passed by the Shareholders attending the meeting and holding more than half of the voting rights (including their proxies). The Supervisor (representing the employees) will be elected democratically by the employees of the Company.

                              LETTER FROM THE BOARD

     As the term of the Board and the Supervisory Committee of the second session will expire on 18 November 2005, a notice was given on 22 September 2005 for convening the EGM on 8 November 2005, among other matters, to elect a new Broad and Supervisory Committee (representing the Shareholders) of the third session. The term of the new Directors and Supervisors will be for a period of three years which is proposed to commence on 8 November 2005 and will expire on 7 November 2008.

     DIRECTORS

     THE NAMES, PROFILES AND PROPOSED REMUNERATION OF THE THIRD BOARD OF
DIRECTORS

          The term of office of six Directors of the second session of the Board shall expire on 18 November 2005. Four of such Directors, namely Su Shulin, Gong Huazhang, Chee-Chen Tung and Liu Hongru, have been re-nominated as candidates for re-election as members of the Board of the third session. Ren Chuanjun and Zou Haifeng have not been nominated as candidates for election as members of the Board of the third session. Wang Yilin, Zeng Yukang and Jiang Fan have been nominated by the Shareholders as candidates for election as members of the Board of the third session.

          Each of the Directors does not have any service contract with the Company. The directors' fees are fixed by the Board of Directors pursuant to the authority granted by the Shareholders at this EGM by reference to the Director's duty, responsibilities and performance and the results of the Group. Since such references will only be available to the Company upon the end of the Company's financial year, the amount of the fees of each of the Directors can only be determined at such later point in time. The Company will make disclosure of the determined amounts of the Directors' emoluments in the Company's annual report for the financial year 2005.

          As at the Latest Practicable Date, other biographical details of each of the Directors who stand for re-election and new election at the EGM as required under Rule 13.51(2) of the Listing Rules are set out below to enable the Shareholders to make an informed decision on their re-election and new election.

          Save as disclosed herein, each of the Directors who stand for re-election and new election does not have any relationship with any other Directors, Supervisors, senior management or substantial or controlling shareholders of the Company. Each of them does not have any interest in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

     BRIEF BIOGRAPHICAL DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED

     Executive Director

          Su Shulin, aged 43, is a Director and Senior Vice President of the Company. Mr. Su graduated from Daqing Petroleum Institute and Harbin University of Engineering. He has a Master's degree and is a senior engineer. He has many years of experience in the Chinese oil and gas industry. Since 1996, Mr. Su has worked as the Assistant Director of Daqing Petroleum Administration Bureau, and the Department Head, Standing Deputy Director and Director of the First Oil and Natural Gas Development Department. He was concurrently the Chairman and General Manager of the Company's subsidiary Daqing Oilfield Company Limited. Mr. Su

                              LETTER FROM THE BOARD

     ceased to act as the Chairman and the General Manager of Daqing Oilfield Company Limited in December 2003. Mr. Su has been a Director of the Company since November 2002, and has been Senior Vice President since 3 December 2002.

     Non-executive Director

          Gong Huazhang, aged 59, is a Director of the Company. Mr. Gong graduated from the Yangzhou Business School and is a senior accountant. He has over 30 years of working experience in the Chinese oil and gas industry. Mr. Gong worked as Chief Accountant, Deputy Director and Director of the Finance Bureau of CNPC from 1991. He was the Director of Finance and Assets Department of CNPC in October 1998 and has been the General Accountant of CNPC since February 1999. Mr. Gong has been a Director of the Company since 5 November 1999.

     Independent Non-executive Directors

          Chee-Chen Tung, aged 62, is an independent non-executive Director of the Company. Mr. Tung is the Chairman and Chief Executive Officer of Orient Overseas (International) Limited and was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master's degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. He served as Chairman of the Hong Kong Shipowners' Association between 1993 and 1995. From 1999 to 2001, he was the Chairman of the Hong Kong General Chamber of Commerce. He is an independent non- executive director of Hu Hangyong Expressway Company Ltd., Chekiang First Bank, Bank of China (Hong Kong) Co Ltd., Global China Group Holdings Ltd. and Wing Hang Bank; an independent non-managing director of Cathay Pacific Airways; and a member of the Hong Kong Port Development Board. Mr. Tung is also the Chairman of the Institute for Shipboard Education Foundation, the Chairman of the Advisory Council and a member of the Board of Directors of the Hong Kong Polytechnic University, the Director of the International Academic Centre of the University of Pittsburgh, and a member of the Board of Visitors of the School of Foreign Service, Georgetown University. Mr. Tung has been appointed as an independent non- executive Director of the Company since 5 November 1999.

          Liu Hongru, aged 74, is an independent non-executive Director of the Company. Mr. Liu graduated from the Faculty of Economics of the University of Moscow in 1959 with an associate Doctorate's degree. He worked as Vice-Governor of the Agricultural Bank of China, Vice-Governor of the People's Bank of China, Deputy Director of the State Economic Restructuring Committee, and the Chairman of the China Securities Regulatory Commission. Mr. Liu is currently a Deputy Director of the Economics Committee under the Chinese People's Political Consultative Conference and concurrently serves as Vice President of China Finance and Banking Society, Vice President of the China National Debt Association and President of the Shanghai Institute of Financial and Legal Studies. Mr. Liu is also a professor at the Peking University, the Postgraduate School of the People's Bank of China and the City University of Hong Kong. Mr. Liu was appointed as an independent Supervisor of the Company in December 1999. Upon his resignation from this post, he was appointed as an independent non-executive Director of the Company on 19 November 2002.

                              LETTER FROM THE BOARD

     BRIEF BIOGRAPHICAL DETAILS OF THE DIRECTORS PROPOSED TO BE NEWLY APPOINTED

     Non-executive Director

          Wang Yilin, aged 49, graduated from Huadong Petroleum Institute in 1982, majoring in Petroleum Geological Exploration. In 2002, he completed his Doctorate course in the specialized study of mineral survey and exploration and obtained his Doctor's degree in engineering at the Petroleum University and is a senior engineer. He has over 20 years of working experience in the Chinese oil and gas industry. Mr. Wang had been the Deputy Director and Chief Exploration Geologist of Xinjiang Petroleum Administration Bureau since June 1999. He was appointed as the General Manager of the Xinjiang Oilfield Branch of the Company since September 1999. He had been the Senior Executive of Xinjiang Petroleum Administration Bureau and the Xinjiang Oilfield Branch of the Company since June 2001. From July 2003 onwards, he was appointed as the General Manager of CNPC, Senior Executive of Xinjiang Petroleum Administration Bureau and the Senior Executive of Xinjiang Oilfield Branch of the Company concurrently. Since December 2003, he was appointed as the Deputy General Manager of CNPC. From July 2004 onwards, he has been the Safety Director of CNPC.

          Zeng Yukang, aged 54, graduated from Hubei Geological Institute in 1974, majoring in petroleum geology. He has over 30 years of working experience in the Chinese oil and gas industry. Mr. Zeng had been the Senior Executive of the Exploration and Development Institute of Daqing Petroleum Administration Bureau since June 1996. From February 2000 onwards, he was appointed as the Standing Deputy Director of Daqing Petroleum Administration Bureau. Since March 2001, he was appointed as the Director of Daqing Petroleum Administration Bureau. Since November 2002, he held the positions of Assistant to the General Manager of CNPC and Director of Daqing Petroleum Administration Bureau concurrently. From February 2005 onwards, he has been the Assistant to the General Manager of CNPC and the Senior Executive of Daqing Petroleum Administration Bureau.

          Jiang Fan, aged 41, graduated from Dalian Technical Institute in 1985, majoring in chemical engineering. In June 2003, he completed his master's degree in administration science and engineering at the Petroleum University and obtained his master's degree in management study. He has over 20 years of working experience in the Chinese oil and gas industry. Mr. Jiang was appointed as the Deputy Manager of Dalian Petrochemical Company since December 1996. Since September 1999, he was appointed as the Deputy General Manager of Dalian Petrochemical Company, and since February 2002, he became the General Manager of Dalian Petrochemical Company.

     SUPERVISORS

          The Supervisory Committee of the second session consisted of seven members, six of whom were elected by the Shareholders, whereas Sun Chongren was elected by the employees of the Company. The term of office of five of the Supervisors will expire on 18 November 2005. Wen Qingshan and Wu Zhipan have been nominated by the Shareholders as candidates for re-election as members of the Supervisory Committee of the third session. Li Kecheng, Zhang Youcai and Sun Chongren have not been nominated as members of the Supervisory Committee of the third session. Wang Fucheng and Li Yongwu have been nominated by the Shareholders as candidates for election as members of the Supervisory Committee of the third session. Qin Gang will be nominated for election as a member of the Supervisory Committee of the third session at a separate meeting held by the staff and workers of the Company.

                              LETTER FROM THE BOARD

          Each of the Supervisors does not have any service contract with the Company. The fees for the Supervisors are fixed by the Board of Directors pursuant to the authority granted by the Shareholders at this EGM by reference to the Supervisor's duty, responsibilities and performance and the results of the Group. Since such reference will only be available to the Company upon the end of the Company's financial year, the amount of the fees of each of the Supervisors can only be determined at such later point in time. The Company will make disclosure of the determined amounts of the Supervisors' emoluments in the Company's annual report for the financial year 2005.

          As at the Latest Practicable Date, other biographical details of each of the Supervisors who stand for new election and re-election at the EGM as required under Rule 13.51(2) of the Listing Rules are set out below to enable the Shareholders to make an informed decision on their new election and re-election.

          Save as disclosed herein, each of the Supervisors who stand for election and re-election does not have any relationship with any other Directors, Supervisors, senior management or substantial or controlling shareholders of the Company. Each of them does not have any interest in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

     Chairman

          Wang Fucheng, aged 55, is a senior economist. He graduated from the Shandong Normal University. He has over 30 years of working experience in the Chinese oil and gas industry. Mr. Wang has worked in the Shengli Oilfield, Zhongyuan Oilfield and Liaohe Oilfield. From 1986 to June 2000, Mr. Wang worked as Senior Executive of the Shengli Oilfield, Senior Executive of the Liaohe Oil Exploration Bureau, Director of the Liaohe Oil Exploration Bureau and General Manager of the Branch Office of Liaohe Oilfield. Mr. Wang was appointed as a Director of the Company in June 2000 and was appointed as the Vice President of the Company in July 2000. In December 2002, Mr. Wang was re-appointed as a Director of the Company. Mr. Wang will resign as a Director of the Company prior to taking his office as Chairman of the Supervisory Committee.

     Supervisors

          Wen Qingshan, aged 47, is a Supervisor of the Company. Mr. Wen is a senior accountant and a graduate of the Jilin Yanbian University. He was the Deputy Chief Accountant of the Finance and Assets Department of CNPC from November 1998, Deputy Director of the Finance and Assets Department of CNPC from May 1999 and Director of the Finance and Assets Department of CNPC from May 2002. He has been a Supervisor of the Company since November 2002.

     Independent Supervisors

          Li Yongwu, aged 61, graduated from Tsinghua University in 1968, majoring in polymer studies. Mr. Li is a senior engineer. Since June 1991, Mr. Li was appointed as the Director of Tianjin Chemicals Bureau. Since July 1993, he was appointed as the Director of Tianjin Economic Committee. He became the Deputy Director of the Chemical Industry Department since April 1995. He became Director of the State's Petroleum and Chemical Industry Bureau since March 1998. Since April 2001, he was appointed as a Deputy Director of the Liaison Office of the Central Government at the Special Administrative Region of Macau. Since

                              LETTER FROM THE BOARD

     December 2004, he was appointed as the Deputy President of China Petroleum and Petrochemical Industry Association. Since May 2005, he became the President of China Petroleum and Petrochemical Industry Association. In 2003, he was elected as a standing member of the Tenth Chinese People's Political Consultative Conference.

          Wu Zhipan, aged 48, is an independent Supervisor of the Company. Mr. Wu obtained a Doctor of Laws degree from of the School of Law, Peking University in 1988, and was a visiting scholar at Harvard Law School from 1991 to 1992. Mr. Wu is currently the Vice- chancellor of the Peking University. He is also an expert consultant of the Supreme People's Court of The PRC, an arbitrator of the Arbitration Panel of China International Economic and Trade Arbitration Commission and President of the China Economic Law Research Societies. Mr. Wu is the author of a large number of legal publications and has extensive work experience in the legal field. Mr. Wu has been an independent Supervisor of the Company since December 1999.

10.  EGM

     The Notice convening the EGM to be held at Beijing Continental Grand Hotel, Beijing International Convention Center, No. 8, Beichendong Road, Chaoyang District, Beijing, The PRC at 9:00 a.m. on 8 November 2005 was published on 22 September 2005 and despatched to holders of H shares of the Company on 22 September 2005 pursuant to the Articles of Association. A reply slip is also enclosed. The EGM will be held for the purpose of considering and, if deemed appropriate, approving, among others, the Ongoing Connected Transactions and the new election and the re- election of Directors and Supervisors.

     A form of proxy for use at the EGM is enclosed herewith. Whether or not you are able to attend the EGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event no later than 24 hours before the time appointed for the holding of EGM. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you wish.

     IN ACCORDANCE WITH THE LISTING RULES, CNPC, THE CONTROLLING SHAREHOLDER OF THE COMPANY, WILL ABSTAIN FROM VOTING IN RESPECT OF THE ORDINARY RESOLUTIONS TO APPROVE THE ONGOING CONNECTED TRANSACTIONS (EXCEPT THE CRMSC TRANSACTIONS IN WHICH CASE NO PARTY IS REQUIRED TO ABSTAIN FROM VOTING) AT THE EGM BECAUSE OF THEIR INTEREST IN THESE TRANSACTIONS.

11.  RECOMMENDATION

     Your attention is drawn to the letter from the Independent Board Committee to the independent shareholders of the Company, which is set out on page 29 of this circular, and which contains their recommendation in respect of the terms of the Ongoing Connected Transactions.

     The advice of ICEA to the Independent Board Committee and the independent shareholders of the Company on the fairness and reasonableness of the terms of the Ongoing Connected Transactions are set out on pages 30 to 52 of this circular.

     Having considered the qualifications and relevant experience of the candidates for re-election and new election as Directors or Supervisors, the Board recommends that the Shareholders should vote in favour of the resolutions to be proposed at the EGM to approve the new election and re-election of Directors and Supervisors.

                              LETTER FROM THE BOARD

12.  ADDITIONAL INFORMATION

     Your attention is drawn to the general information set out in the Appendix to this circular.

                                                           Yours faithfully,

                                                         By Order of the Board
                                                      PETROCHINA COMPANY LIMITED
                                                               CHEN GENG
                                                               Chairman

                   LETTER FROM THE INDEPENDENT BOARD COMMITTEE

                        (PETROCHINA COMPANY LIMITED LOGO)

                               (CHINESE CHARACTER)
                           PETROCHINA COMPANY LIMITED

     (A joint stock limited company incorporated in the People's Republic of
                          China with limited liability)

                                (STOCK CODE: 857)

                                                               22 September 2005

To the independent shareholders of the Company

Dear Sir or Madam,

                         ONGOING CONNECTED TRANSACTIONS

     We refer to the circular dated 22 September 2005 of the Company of which this letter forms part. Terms defined in this circular shall have the same meanings when used herein unless the context requires otherwise.

     Since the Ongoing Connected Transactions constitute connected transactions for the Company under the Listing Rules for the reasons set out in this circular, the Ongoing Connected Transactions are subject to the requirements of reporting, announcement and approval from the Independent Shareholder or the Shareholders (as the case may be).

     We have been appointed by the Board to constitute the Independent Board Committee to consider and advise the independent shareholders as to the fairness and reasonableness in relation to the Ongoing Connected Transactions, details of which are set out in the Letter from the Board in this circular to the Shareholders. ICEA has been retained as the independent financial adviser to advise the Independent Board Committee in this respect. We wish to draw your attention to the letter from ICEA as set out on pages 30 to 52 of this circular.

     HAVING TAKEN INTO ACCOUNT THE INFORMATION SET OUT IN THE LETTER FROM THE BOARD, AND THE PRINCIPAL FACTORS, REASONS AND RECOMMENDATIONS SET OUT IN THE LETTER FROM ICEA, WE CONSIDER THE TERMS OF THE ONGOING CONNECTED TRANSACTIONS TO BE FAIR AND REASONABLE AS THE INDEPENDENT SHAREHOLDER OR THE SHAREHOLDERS (AS THE CASE MAY BE) ARE CONCERNED AND BELIEVE THAT THE ONGOING CONNECTED TRANSACTIONS ARE IN THE INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AS A WHOLE. ACCORDINGLY, WE RECOMMEND THAT THE INDEPENDENT SHAREHOLDER OR THE SHAREHOLDERS (AS THE CASE MAY BE) SHOULD VOTE IN FAVOUR OF THE RESOLUTIONS TO BE PROPOSED AT THE EGM TO APPROVE THE ONGOING CONNECTED TRANSACTIONS.

                               Yours faithfully,

      CHEE-CHEN TUNG              LIU HONG RU               FRANCO BERNABE
Independent Non-Executive  Independent Non-Executive  Independent Non-Executive
         Director                   Director                   Director

                        LETTER FROM ICEA CAPITAL LIMITED

     The following is the text of the letter of advice to the Independent Board Committee and the independent shareholders of the Company from ICEA in relation to the Ongoing Connected Transactions for the purpose of incorporation in this circular.

(ICEA (CHINESE CHARACTER) LOGO)
A subsidiary of ICBC (CHINESE CHARACTER)

ICEA CAPITAL LIMITED                    (CHINESE CHARACTER)
26/F, ICBC Tower                        (CHINESE CHARACTER)
3 Garden Road, Central, Hong Kong       (CHINESE CHARACTER)
General Line: (852) 2231 8000           (CHINESE CHARACTER): (852) 2231 8000
General Fax: (852) 2525 0967            (CHINESE CHARACTER): (852) 2525 0967

                                                               22 September 2005

To the Independent Board Committee and
   the independent shareholders of the Company

Dear Sirs,

                         ONGOING CONNECTED TRANSACTIONS

     We refer to our engagement as independent financial adviser to advise the Independent Board Committee and the independent shareholders of the Company with respect to the terms of the Ongoing Connected Transactions and determination of the Proposed Caps of the Ongoing Connected Transactions for each of the three years ending 31 December 2006, 2007 and 2008. Pursuant to the Listing Rules, the Ongoing Connected Transactions are subject to, among other things, the approval of the independent shareholders of the Company at a general meeting of the Company. Details of the Ongoing Connected Transactions are summarized in the Company's circular to its Shareholders dated 22 September 2005 (the "CIRCULAR"). This letter has been prepared for inclusion in the Circular and capitalized terms used in this letter shall have the same meaning as defined in the Circular unless the context otherwise requires.

     The Company had previously obtained from the Stock Exchange a waiver from strict compliance with the relevant requirements of the Listing Rules in respect of ongoing connected transactions between CNPC and the Company at the time of the Company's IPO in 2000. On 12 September 2002, the Company sought to renew the waiver in respect of the Existing Ongoing Connected Transactions. Subsequently, the Stock Exchange, on 26 November 2002, granted the Existing Waiver to the Company subject to, inter alia, the conditions set out in a letter from the Stock Exchange. The Existing Waiver will expire on 31 December 2005. In addition to the Existing Ongoing Connected Transactions, the Independent Shareholders have already approved the Newco Continuing CT at the Recent EGM, and there are CRMSC Transactions, which are new ongoing connected transactions between the Group and connected person other than CNPC, namely CRMSC.

     Our opinion only applies to the Ongoing Connected Transactions. Other ongoing connected transactions which are not subject to approval by independent shareholders of the Company are not within the scope of our work.

     We, ICEA, have been retained as the independent financial adviser to advise the Independent Board Committee and the independent shareholders of the Company as to whether or not the terms of the Ongoing Connected Transactions are fair and reasonable so far as the independent shareholders of the Company are concerned and whether the Proposed Caps of the Ongoing Connected Transactions are reasonably determined.

                        LETTER FROM ICEA CAPITAL LIMITED

     In formulating our recommendation, we have relied, without assuming any responsibility for independent verification, on the information, opinions and facts supplied and representations made to us by the Directors, who have assumed full responsibility for the accuracy of the information contained in the Circular, and that any information and representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be replied upon. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company. We have discussed with the management of the Company regarding their plans and prospects of the Company. We have also relied on certain information available to the public and have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. We have studied the relevant market and other conditions and trends relevant to the pricing of the Ongoing Connected Transactions. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of the Circular.

     We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, carried out any independent verification of the information provided to us nor have we conducted any form of independent in- depth investigation into the business affairs or assets and liabilities of the Company, CNPC or any of their respective subsidiaries or associated companies. Additionally, we did not conduct any physical inspection of the properties or facilities of the Company, CNPC, or any of their respective subsidiaries or associated companies. It is not within our terms of engagement to comment on the commercial feasibility of the Ongoing Connected Transactions, which remains the responsibility of the Directors. As the independent financial adviser to the Independent Board Committee and the independent shareholders of the Company, we have not been involved in the negotiations in respect of the terms of the Ongoing Connected Transactions. Our opinion with regard to the terms thereof has been made on the assumption that all obligations to be performed by each of the parties to the Ongoing Connected Transactions will be fully performed in accordance with the terms thereof.

     Our opinion is necessarily based upon the financial, economic, market, regulatory, and other conditions as they exist on, and the facts, information, and opinions made available to us as of the date of this letter. We have no obligation to update this opinion to take into account events occurring after the date on which this opinion is delivered to the Independent Board Committee and the independent shareholders of the Company. This letter is for the information of the Independent Board Committee and the independent shareholders of the Company solely in connection with their consideration of the Ongoing Connected Transactions and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

     ICEA is a licensed corporation to carry out regulated activities of dealing in securities and advising on corporate finance under the SFO. ICEA and its affiliates, whose ordinary business involves the trading of, dealing in and the holding of securities, may be involved in the trading of, dealing in, and the holding of the securities of the Company for client accounts.

                        LETTER FROM ICEA CAPITAL LIMITED

PRINCIPAL FACTORS CONSIDERED

     In arriving at our opinion, we have taken into consideration the principal factors and reasons set out below. In reaching our conclusion, we have considered the results of the analyses in light of each other and ultimately reached our opinion based on the results of all analyses taken as a whole.

1.   NATURE AND PRINCIPLE TERMS OF ONGOING CONNECTED TRANSACTIONS

     The Comprehensive Agreement, Land Use Rights Leasing Contract, and Buildings Leasing Contract were initially entered into between the Company and CNPC at the time of the Company's IPO in the year 2000. Subsequently, on 26 September 2002, on 9 June 2005 and on 1 September 2005, the Supplemental Buildings Leasing Agreement, the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement were entered into between the Company and CNPC respectively. On 1 September 2005, the Company and CRMSC entered into the CRMSC Products and Services Agreement.

     1.1 COMPREHENSIVE AGREEMENT, FIRST SUPPLEMENTAL COMPREHENSIVE AGREEMENT, AND SECOND SUPPLEMENTAL COMPREHENSIVE AGREEMENT

          The Company and CNPC entered into the Comprehensive Agreement on 10 March 2000 for the provision (1) by the Group to the CNPC Group and (2) by the CNPC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiary companies and affiliates. The Comprehensive Agreement was amended by the First Supplemental Comprehensive Agreement on 9 June 2005 and the Second Supplemental Comprehensive Agreement on 1 September 2005.

          The description of the ongoing connected transactions under the Comprehensive Agreement (as amended by the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement) is set out as follows:

                                                                                   REFERENCE TO
                                                                                   SECTION 3 OF
             TRANSACTION                               DESCRIPTION                  THIS LETTER
             -----------                               -----------                 ------------
(1) Products and services to be         Products and services including but not         3.1
       provided by the Group to the        limited to refined oil products,
       CNPC Group                          chemical products, natural gas, crude
                                           oil, supply of water, electricity,
                                           gas, heating, quantifying and
                                           measuring, quality inspection and
                                           other products and services as may be
                                           requested by the CNPC Group for its
                                           own consumption, use or sale from
                                           time to time

(2) Construction and technical          Construction and technical services             3.2
       services to be provided by the      including but not limited to
       CNPC Group to the Group             exploration technology service,
                                           downhole operation service, oilfield
                                           construction service, oil refinery
                                           construction service and engineering
                                           and design service and risk operation
                                           services

                             LETTER FROM ICEA CAPITAL LIMITED

                                                                                   REFERENCE TO
                                                                                   SECTION 3 OF
             TRANSACTION                               DESCRIPTION                  THIS LETTER
             -----------                               -----------                 ------------
(3) Production services to be           Production services including but not           3.3
       provided by the CNPC Group to       limited to water supply, electricity
       the Group                           generation and supply, gas supply and
                                           communications

(4) Supply of materials services to     Supply of material services including           3.4
       be provided by the CNPC Group       but not limited to purchase of
       to the Group                        materials, quality control, storage
                                           of materials and delivery of
                                           materials

(5) Social and ancillary services to    Social and ancillary services including         3.5
       be provided by the CNPC Group       but not limited to security services,
       to the Group                        education, medical services, and
                                           property management of training
                                           centers and guesthouses

(6) Financial services (loan services   Financial services including but not            3.6
       etc.) to be provided by the         limited to providing loan services
       CNPC Group to the Group

(7) Financial services (deposit         Financial services including but not            3.7
       services) to be provided by         limited to providing deposits
       the CNPC Group to the Group         services

(8) Financial services provided by      Financial services including but not            3.8
       the Group to the Jointly-           limited to loan guarantees,
       owned Companies                     entrustment loans and its related
                                           charges

                        LETTER FROM ICEA CAPITAL LIMITED

          1.1.1 Price Determination

               The Comprehensive Agreement (as amended by the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement) specifies pricing principles based on:

               (a) state-prescribed prices (at present, this applies to products and services such as refined oil products, natural gas, oil refinery construction, engineering and design, project monitoring and management), where "state-prescribed price" means prices in respect of certain category of products or services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organisation responsible for domestic ruling and foreign affairs in respect to certain specified territory, irrespective of its name, organization or structure) or other regulatory departments;

                    or

               (b) where there is no state-prescribed price, then the relevant market prices (at present, this applies to products and services such as asset leasing, repair of machinery, transportation, purchase of material, and regional facilities), where "market price" means the price determined in the following order:

                    (i) the price charged by independent third parties in areas where such type of service is provided and on normal terms in the area where the service is being provided at that time; or

                    (ii) the price charged by independent third parties in
                         nearby areas where such type of service is provided and on normal terms in the area or country adjacent to the area where the service is being provided at that time;

                    or

               (c)  where neither (a) nor (b) is applicable, then:

                    (i) the actual cost incurred (at present, this applies to products and services such as library information and filing, maintenance of roads, retirement administration and re-employment training); or

                    (ii) the agreed contractual price, being the actual cost for the provision of such product or service plus an additional margin of not more than:

                         (xx) 15 per cent. (which includes finance costs,
                              general and administrative expenses and a profit margin) for certain construction and technical services (at present, this applies to products and services such as geological surveying, drilling, well cementing, logging, mud logging, well testing and oilfield construction) provided that, such agreed contractual price shall not be higher than the prices available for the provision of such products and services in the international market; and

                        LETTER FROM ICEA CAPITAL LIMITED

                         (yy) 3 per cent. for all other types of products and
                              services priced in accordance with the agreed contractual price (at present, this applies to products and services such as downhole operations, technology research, equipment repairing and supporting, equipment antiseptic testing, communications, fire fighting, quality inspection, storage of materials, delivery of materials and training centers).

               The Company advises that no more than 15% and 3% additional margin respective to the categories of products stated above is what they believe to be a norm in the PRC across relevant industries. Such margin has taken into account, among other things, the administrative expenses incurred for providing such products or services, as well as the profit margin required by comparable companies providing such services. Based on our findings, we note that listed companies on the Stock Exchange across the respective industries generally achieved an operating margin higher than or comparable to 15% and 3%. As such, we are of the opinion that the 15% and 3% profit margins charged by CNPC to the Company are not unreasonable.

               For detailed description of the terms in relation to the Comprehensive Agreement (as amended by the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement), please refer to the "Letter from the Board" set out in this Circular.

               Based on the above, the priority is set from (a) to (c) such that the price mechanism in (b) and (c) would only apply where the preceding price mechanism(s) are inapplicable. As (a) and (b) are based on the applicable state-prescribed prices and market prices, including the applicable local or national market prices, we are of the opinion that the above mechanism is fair and reasonable as far as the Independent Shareholders are concerned.

               We also noted that the rates of financial services provided under the Comprehensive Agreement (as amended by the First Supplemental Comprehensive Agreement and the Second Supplemental Comprehensive Agreement) are determined in accordance with the relevant interest rates and standards for fees as promulgated by the People's Bank of China. Such rates should be no less favourable than those offered by independent third parties. As the rates of financial services are determined by reference to the People's Bank of China guidelines, we are of the opinion that the pricing mechanism is fair and reasonable as far as the Independent Shareholders are concerned.

     1.2  BUILDINGS LEASING CONTRACT AND SUPPLEMENTAL BUILDINGS AGREEMENT

          The description of the ongoing connected transactions requiring Independent Shareholders' approval under the Building Leasing Contract and the Supplemental Buildings Agreement is set out as follows:

                                                                          REFERENCE
                                                                         TO SECTION
                                                                          3 OF THE
TRANSACTION             DESCRIPTION                                        LETTER
-----------             -----------                                      ----------
Lease of buildings by   Lease of 191 buildings under Buildings Leasing       3.9
   CNPC to the             Contract and 404 buildings under
   Company                 Supplemental Buildings Agreement

                        LETTER FROM ICEA CAPITAL LIMITED

          1.2.1 Price Determination of Buildings Leasing Contract

               The Company entered into the Buildings Leasing Contract with CNPC on 10 March 2000 pursuant to which the CNPC Group has leased to the Company a total of 191 buildings covering an aggregate area of 269,770 square meters, located throughout the PRC for the use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemicals, etc.

               The 191 buildings were leased at a price of RMB145 per square meter per year with an aggregate annual fee of RMB39,116,650 for a term of 20 years. The Company is responsible for the payment of any governmental, legal or others administrative taxes and maintenance charges required to be paid in connection with these 191 leased buildings.

               Members of the CNPC Group which own one or more of the leased buildings will enter into individual building leasing contracts with the Company. The individual building leasing contracts may only contain provisions which are consistent with the terms and conditions of the Buildings Leasing Contract. According to the Company, such individual building leasing contracts were also leased at a price of RMB145 per square meter per year.

               One month prior to the end of each financial year, CNPC and the Company shall meet and agree upon a rental fee distribution plan setting out specific prices for the buildings according to their geographical locations and conditions.

               Savills (Hong Kong) Limited, an independent valuer, has reviewed the Buildings Leasing Contract and has confirmed that the terms and the aggregate amount payable by the Company to CNPC is fair and reasonable to the Company and do not exceed the market level. Savills (Hong Kong) Limited value the rentals of the leased properties which are leased by the Company from CNPC, by adopting "Direct Comparison Approach" by making reference to comparable rental evidences as available on the market in the locality.

               We are of the view that a 20 years term for the Buildings Leasing Contract is reasonable and beneficial to the Company, based on the following reasons:

               - based on our discussion with Savills (Hong Kong) Limited, we note that it is normal business practice in the PRC to have buildings leasing contracts of this type with such duration;

               - we believe the long lease term is to the benefit of the Company and would help to minimize any potential disruption to the Company's business operations arising from the expiry of a short lease term; and

               - certain assets of the Company are located in the buildings leased from CNPC, and the continued operation of such assets would depend on the Company's ability to continue to occupy the relevant buildings.

               We also note in the Buildings Leasing Contract that the Company has the right to terminate the aforementioned contract, in whole or in part, with six months' notice to CNPC.

                        LETTER FROM ICEA CAPITAL LIMITED

          1.2.2 Price Determination of Supplemental Buildings Agreement

               Further to the Buildings Leasing Contract mentioned above, the Company entered into a Supplemental Buildings Agreement with CNPC on 26 September 2002 under which the CNPC Group agreed to lease another 404 buildings to the Group in connection with and for the purpose of the operation and business of the Group covering an aggregate of approximately 442,730 square meters. Leasing of the units in the Supplemental Buildings Agreement is mainly attributable to the expansion of the Company's operations in the areas of oil and natural gas exploration, the West-East natural gas pipeline project and the construction of the Northeast refineries and chemical operation base. The annual fee payable under the Supplemental Buildings Leasing Agreement amounts to RMB157,439,540. The Company and CNPC will, based on their needs for production and operation or the changes of the market prices of the buildings, adjust the scale and the amount of all such buildings under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement every three years. The Supplemental Buildings Agreement became effective on 1 January 2003 and will expire at the same time as the Buildings Leasing Contract, i.e. 5 November 2019.

               Savills (Hong Kong) Limited has reviewed the Supplemental Buildings Agreement and has confirmed that the terms and the aggregate amount payable by the Company to CNPC is fair and reasonable to the Company and do not exceed the market level. Savills (Hong Kong) Limited value the rentals of the leased properties which are leased by the Company from CNPC, by adopting "Direct Comparison Approach" by making reference to comparable rental evidences as available on the market in the locality.

               We confirmed that it is normal business practice for the Supplemental Buildings Contract for such long periods, based on the following reasons:

               - based on our discussion with Savills (Hong Kong) Limited, we note that it is normal business practice in the PRC to have buildings leasing contracts of this type with such duration;

               - we believe the long lease term is to the benefit of the Company and would help to minimize any potential disruption to the Company's business operations arising from the expiry of a short lease term; and

               - certain assets of the Company are located in the buildings leased from CNPC, and the continued operation of such assets would depend on the Company's ability to occupy the relevant buildings.

               We also note in the Supplemental Buildings Agreement that the Company has the right to terminate the aforementioned contract, in whole or in part, with six months notice to CNPC.

                        LETTER FROM ICEA CAPITAL LIMITED

     1.3  LAND USE RIGHTS LEASING CONTRACT

          The description of the ongoing connected transactions requiring Independent Shareholders' approval under the Land Use Rights Leasing Contract is set out as follows:

                                                                             REFERENCE
                                                                            TO SECTION
                                                                             3 OF THIS
TRANSACTION                  DESCRIPTION                                      LETTER
-----------                  -----------                                    ----------
Lease of land use right by   Leasing of land use rights of 42,476 parcels      3.10
   CNPC to the Company          of land

          1.3.1 Price Determination of Land Use Rights Leasing Contract

               The Company entered into the Land Use Rights Leasing Contract with CNPC on 10 March 2000 under which CNPC has leased a total of 42,476 parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group covering an aggregate area of approximately 1,145 million square meters, located throughout the PRC, to the Company for a term of 50 years at an annual fee of RMB2,000 million. The total fee payable for the lease of all such property may, after the expiration of 10 years from the date of the Land Use Rights Leasing Contract, be adjusted (to reflect market conditions prevalent at such time of adjustment, including current market prices, inflation or deflation, as appropriate, and such other pertinent factors as may be reasonably considered in negotiating and agreeing to any such adjustment) by agreement between the Company and CNPC. In addition, any governmental, legal or other administrative taxes and fees required to be paid in connection with the leased properties will be borne by CNPC. However, any additional amount of such taxes payable as a result of changes in the policies of the PRC government after the date of the contract shall be shared proportionately on a reasonable basis between CNPC and the Company. Such additional taxes payable will be shared proportional to the land area occupied respectively by CNPC and the Company.

               Savills (Hong Kong) Limited, an independent valuer, has reviewed the Land Use Rights Leasing Contract and has confirmed that the terms and the aggregate amount payable by the Company to CNPC is fair and reasonable to the Company and do not exceed the market level. Savills (Hong Kong) Limited value the rentals of the leased properties which are leased by the Company from CNPC, by adopting "Direct Comparison Approach" by making reference to comparable rental evidences as available on the market in the locality.

               We are of the view that it is normal business practice for the Land Use Rights Leasing Contract for a term of 50 years, based on the following reasons:

               - based on our discussion with Savills (Hong Kong) Limited, we note that it is normal business practice in the PRC to have land use rights leasing contracts of this type with such duration;

               - we believe the long lease term is to the benefit of the Company and would help to minimize any potential disruption to the Company's business operations arising from the expiry of a short lease term; and

                        LETTER FROM ICEA CAPITAL LIMITED

               - certain assets of the Company are located on the lands leased from CNPC, and the continued operation of such assets would depend on the Company's ability to occupy the relevant land.

               We also note in the Land Use Rights Leasing Contract that the Company has the right to terminate the aforementioned contract, in whole or in part, with six months notice to CNPC.

     1.4  CRMSC PRODUCTS AND SERVICES AGREEMENT

          The description of the ongoing connected transactions requiring Shareholders' approval under the CRMSC Products and Services Agreement is set out as follows:

                                                                      REFERENCE TO
                                                                      SECTION 3 OF
TRANSACTION                     DESCRIPTION                            THIS LETTER
-----------                     -----------                           ------------
Products and services to be     Products and services including but       3.11
   provided by the Company to      not limited to gasoline, diesel
   CRMSC                           and other petroleum products

          1.4.1 Price Determination of CRMSC Products and Services Agreement

               The price of any product and service provided pursuant to the CRMSC Products and Services Agreement shall be determined by reference to the state-prescribed price or the market price where there is no state-prescribed price.

               As the price determination is by reference to the state-prescribed price or the market-price where there is no state-prescribed price, we are of the opinion that the above mentioned pricing determination is fair and reasonable as far as the Shareholders are concerned.

2.   REASONS FOR AND BENEFITS OF THE ONGOING CONNECTED TRANSACTIONS

     As mentioned in the Circular, the Ongoing Connected Transactions are entered into for the necessity and benefits of the Company. The Company, one of the largest companies in the PRC in terms of sales, is engaged in a broad range of petroleum and natural gas-related activities. CNPC, on the other hand, is an enterprise whose business operations cover a broad spectrum of upstream and downstream activities, domestic marketing and international trade, technical services, and equipment manufacturing and supply. CNPC is a major producer and supplier of petrochemicals in the PRC. CNPC is also involved in the provision of operational services and technical support in such areas as geophysical prospecting, well drilling, logging, well testing, down hole operations, oilfield surface facilities construction, pipeline construction, refining and petrochemical projects, and manufacturing and supply of petroleum equipment in the PRC.

     In view of the strengths and scope of CNPC's business activities and the strong favorable support that such Ongoing Connected Transactions would bring to the Company's business activities, we concur with the Board that the Ongoing Connected Transactions are entered into for the necessity and benefits of the Company.

     As for the CRMSC Transactions, the Directors are of the opinion that those transactions are beneficial to the Group. The Group has strengths in terms of oil resources; while CRMSC is a major corporation of materials supply in the PRC. The ongoing connected transactions between the Group and CRMSC enhance the competitiveness of the Group and CRMSC in the oil market in the PRC.

                        LETTER FROM ICEA CAPITAL LIMITED

3.   PROPOSED CAPS OF THE ONGOING CONNECTED TRANSACTIONS

     Proposed Caps of the Ongoing Connected Transactions, corresponding historical figures and annual caps of the Existing Waiver are set out as follows:

                                        HISTORICAL FIGURES (IN RMB MILLION)                     PROPOSED CAPS
                                        -----------------------------------                   (IN RMB MILLION)
                                                                   FOR THE                 ----------------------
                                           FOR THE YEARS ENDED   SIX MONTHS                 FOR THE YEARS ENDING
                                               31 DECEMBER         ENDING     ANNUAL CAPS        31 DECEMBER
                                         ----------------------    30 JUNE   FOR 2005 (IN  ----------------------
                                          2002    2003    2004      2005     RMB MILLION)   2006    2007    2008
                                         ------  ------  ------  ----------  ------------  ------  ------  ------
 3.1 Products and services to be          7,772   9,323  14,516     6,932       39,003     19,134  23,472  26,910
     provided by the Group to the
     CNPC Group

 3.2 Construction and technical          38,105  40,868  47,499    19,554       76,413     91,614  88,280  79,636
     services to be provided by the
     CNPC Group to the Group

 3.3 Production services to be           15,743  16,042  16,313     8,945       33,740     27,513  28,923  32,647
     provided by the CNPC Group
     to the Group

 3.4 Supply of materials services           936     971     884       707       6,748       4,471   4,331   4,500
     to be provided by the CNPC Group
     to the Group

 3.5 Social and ancillary services        2,956   3,009   3,006     1,622        5,009      5,000   5,000   5,000
     to be provided by the CNPC Group
     to the Group

 3.6 Financial services                  21,154  25,803  25,161    25,651       59,413     43,312  50,132  56,547
     (aggregate of the average daily
     outstanding principal of loans;
     the total amount of interest
     paid in respect of these loans;
     and other relevant charges) to
     be provided by the CNPC Group to
     the Group

 3.7 Financial services                   3,191   4,052   3,441     3,641        5,657      9,081   9,102   9,126
     (aggregate of the average daily
     amount of deposits; and the total
     amount of interest received in
     respect of these deposits) to be
     provided by the CNPC Group to the
     Group

 3.8 Financial services to be                --      --      --        --           --     21,235  32,840  44,465
     provided by the Group to the
     Jointly-owned Companies

                        LETTER FROM ICEA CAPITAL LIMITED

                                        HISTORICAL FIGURES (IN RMB MILLION)                     PROPOSED CAPS
                                        -----------------------------------                   (IN RMB MILLION)
                                                                   FOR THE                 ----------------------
                                           FOR THE YEARS ENDED   SIX MONTHS                 FOR THE YEARS ENDING
                                                31 DECEMBER        ENDING     ANNUAL CAPS        31 DECEMBER
                                         ----------------------    30 JUNE   FOR 2005 (IN  ----------------------
                                          2002    2003    2004      2005     RMB MILLION)   2006    2007    2008
                                         ------  ------  ------  ----------  ------------  ------  ------  ------
 3.9 Fee for buildings leases paid           78     138     118       48           200        140     140     140
     by the Company to CNPC

3.10 Fee for land use rights leases       1,838   1,863   1,988      948         2,000      2,260   2,260   2,260
     paid by the Company to CNPC

3.11 Products and services to be             --      --      --       --            --     10,326  11,359  12,495
     provided by the Group to
     CRMSC

     3.1  PRODUCTS AND SERVICES PROVIDED BY THE GROUP TO THE CNPC GROUP

          The Proposed Caps for the products and services to be provided by the Group to the CNPC Group are determined with reference to:

          (a) the previous transactions conducted and transaction amounts in respect of products and services provided by the Group to the CNPC Group;

          (b)  the CNPC Group's estimate of its business growth;

          (c) the volatility and possible increase in the international and the PRC market price of refined oil products, chemical products, natural gas, crude oil and other products and services; and

          (d) the increase in transaction amount as increased by the enlarged Group resulting from the completion of the Transactions.

          We noted from the analysis in respect of the Proposed Caps for products and services provided by the Group to the CNPC Group that the increase in Proposed Caps for the three years ending 31 December 2006, 2007 and 2008 is mainly due to the increase in sales of refined oil products, chemical products, and crude oil. In anticipation of (i) higher volume of products demanded from the CNPC Group; and (ii) high volatility and uncertainly of the future market price in relation to refined oil products, chemical products, and crude oil, we concur with the view of the Directors that larger caps should be set.

          During the two years ended 31 December 2003 and 2004, the growth in products and services provided by the Group to the CNPC Group has increased year-on-year by 20% and 56% respectively. Based on the projected annualized figures for the year-ended 31 December 2005 and the Proposed Caps, for each of the three years ending 31 December 2006, 2007 and 2008, the products and services provided by the Group to the CNPC Group would grow annually by 38%, 23% and 15% respectively. We consider the growth of the Proposed Caps for each of the three years ending 31 December 2006, 2007 and 2008 to be modest and reasonable and the Proposed Caps are reasonably determined.

                        LETTER FROM ICEA CAPITAL LIMITED

          Given the dominant position of the Group in the petroleum and petrochemical industry in the PRC, and the increase in turnover and activities of the CNPC Group, the quantity and amount of future transactions between the Group and the CNPC Group are expected to increase. The Directors are of the view that the Proposed Caps provide sufficient increment for the Group to capture the Group's future anticipated expansion plan. We are of the view that given the uncertainty in the world energy market, the escalating energy prices and business development of the Group, the Proposed Caps will provide a reasonable certainty of maintaining supply to the CNPC Group within the Proposed Caps.

     3.2 CONSTRUCTION AND TECHNICAL SERVICES PROVIDED BY THE CNPC GROUP TO THE GROUP

          The Proposed Caps for construction and technical services are determined with reference to:

          (a) the previous transactions conducted and transaction amounts in respect of construction and technical services provided by the CNPC Group to the Group;

          (b)  the Group's estimate of its business growth; and

          (c) the increase in transaction amount as increased by the enlarged Group resulting from the completion of the Transactions. Pursuant to the circular of the Company dated 30 June 2005, those additional ongoing connected transactions principally include the provision of services including but not limited to geophysical surveying, well drilling, logging, well testing, downhole operations and oilfield construction by the CNPC Group to the Company.

          The CNPC Group has extensive experience in exploration and development of crude oil and natural gas projects in the world, offering a premier construction and technical services to the Group. The Group has, from time to time, obtained, in the ordinary and usual course of business, construction and technical services from the CNPC Group to update and optimize existing products and processes and develop new technology, products, processes and equipment relating to the business of the Group.

          The CNPC Group is also one of the few companies in the PRC that provides premier petrochemical related construction and technical services. The services and terms offered by independent third parties are difficult to match the same quality services provided by the CNPC Group. The CNPC Group offers advantages including safety, reliability, technical expertise, understanding of existing facilities and experience in providing construction and technical services.

          The transaction amounts of construction and technical services are closely related to the capital expenditure incurred by the Group. The greater the amount of capital expenditure, the greater will be the anticipated amount for construction and technical services. For each of the three years ended 31 December 2002, 2003 and 2004, the amount of construction and technical services provided by the CNPC Group to the Group compared to the amount of capital investment by the Group represent a ratio of approximately 0.5. Applying the same basis, and after reviewing the capital expenditure budget of the Group for each of the three years ending 31 December 2006, 2007 and 2008, we consider the Proposed Caps approximate such ratios. Therefore, we are of the view that the Proposed Caps are determined on a fair and reasonable basis.

                        LETTER FROM ICEA CAPITAL LIMITED

          We have discussed with the management of the Company on the future capital expenditure plan and considered the plan was prepared by Company after due and careful enquiry. We are of the view that the Proposed Caps provide sufficient increment for the Group to capture the Group's future anticipated expansion plan.

     3.3  PRODUCTION SERVICES PROVIDED BY THE CNPC GROUP TO THE GROUP

          The Proposed Caps for production services are determined with reference to:

          (a) previous transactions conducted and transaction amounts in respect of production services provided by the CNPC Group to the Group;

          (b)  the Group's estimate of its business growth; and

          (c) the volatility and possible increase in the international and the PRC market price of crude oil, petroleum and petrochemical products, leading to higher energy costs during the production process.

          Production services provided by the CNPC Group to the Group including, but not limited to, water supply, electricity generation and supply, gas supply and communications. The Directors are of the view that the Proposed Caps provide sufficient increment for the Group to capture the Group's future anticipated expansion plan.

          Based on the information provided by the Company, the transaction amount for the production services provided by CNPC Group to the Group amounted to RMB8,945 million for the six months ended 30 June 2005, representing an annualized figure of RMB17,890 million for the year ending 31 December 2005. Comparing the annualized figure of the transaction from this category for the year ending 31 December 2005 and the Proposed Caps, the Proposed Caps increased from RMB17,890 million (annualized figure for the year ended 31 December 2005) to RMB32,647 million for the year ending 31 December 2008, representing a modest compound annual growth rate of 22.2%. Considering (i) the volatility and possible increase in the international and the PRC market price of crude oil, petroleum and petrochemical products, leading to a higher energy costs during the production process; and (ii) substantial capital investment of the Company during the three years ending 31 December 2008, we are of the opinion that the Proposed Caps are determined on a fair and reasonable basis.

          We have discussed with the management of the Company on the future business plan and considered the plan was prepared by Company after due and careful enquiry. We consider that entering into the ongoing connected transaction is fair and reasonable so far as the Independent Shareholders are concerned.

     3.4  SUPPLY OF MATERIAL SERVICES PROVIDED BY THE CNPC GROUP TO THE GROUP

          The aforementioned annual caps for supply of material services provided by the Group to the CNPC Group are determined with reference to:

          (a)  business growth of the Group;

          (b)  change in volume of purchases by the Group; and

          (c)  change in payment arrangement between the Group and the CNPC
               Group.

                        LETTER FROM ICEA CAPITAL LIMITED

          The CNPC Group is one of the leading buyers of petrochemical raw materials in the PRC and offers a range of products compatible to the Group's needs. With the economy of scale and the collective bargaining power of the CNPC Group, the centralized material purchase by the CNPC Group stabilizes the purchase price of the Group's raw materials.

          Compared to the historical amount of supply of materials services provided by the CNPC Group to the Group for the three years ended 31 December 2004, there is a significant increase in the amount in the Proposed Caps. Based on our understanding, the significant increase is mainly due to the change in payment arrangement. Some material vendors have recently indicated to the CNPC Group that, future purchases of certain categories of materials require prepayment. Correspondingly, the CNPC Group will charge the Group for those materials that require prepayments on gross amount basis. As similar materials purchases have been charged on commission basis during the three years ended 31 December 2004, the change in payment arrangement to a gross amount basis requires significant increase in the Proposed Caps. The Company has represented to us that the commission charged for the three years ended 31 December 2004 ranged from 3% to 10%. The Proposed Caps for different categories are set out as below:

                                                        PROPOSED CAPS (IN RMB MILLION)
                                                       FOR THE YEARS ENDING 31 DECEMBER
                                                       --------------------------------
                                                              2006    2007    2008
                                                             -----   -----   -----
     (i)   Supply of material services charged on
           commission basis                                  1,054   1,074   1,033
     (ii)  Supply of material services charged on
           gross amount basis                                2,724   2,554   2,673
     (iii) Quality control, storage of materials and
           delivery of materials services                      693     703     794
                                                             -----   -----   -----
           Total                                             4,471   4,331   4,500

          Given the Group's dominant position and increase in turnover and activities of the Group in the petroleum and petrochemical industry in the PRC, the number and amount of these future transactions is expected to increase. We are of the view that the Proposed Caps provide sufficient increment for the Group to capture the Group's future anticipated expansion plan.

          Based on the above, we consider that entering into the ongoing connected transaction is fair and reasonable so far as the Independent Shareholders are concerned.

                        LETTER FROM ICEA CAPITAL LIMITED

     3.5  SOCIAL AND ANCILLARY SERVICES PROVIDED BY THE CNPC GROUP TO THE GROUP

          The Proposed Caps for social and ancillary services are determined with reference to:

          (a) the previous transactions conducted and transaction amounts in respect of social and ancillary services provided by the CNPC Group to the Group;

          (b)  the Group's estimate of its business growth;

          (c) the increase in transaction amount as increased by the enlarged Group resulting from the completion of the Transactions; and

          (d) the increase in transaction amount as increased by the possible acquisitions in future.

          Considering (i) the growth of the Group and increase in demand of certain social and ancillary services in future, in particular renovation of aged properties and possible future acquisitions leading to increment of demand of social and ancillary services; (ii) possible increment in transaction amounts by future possible acquisitions; and (iii) the nature of the existing specific contracts for such services have not been revised, we are of the view that it is prudent and reasonable for the Group to set the Proposed Caps at the same level as the annual caps of the Existing Waiver.

          We are of the opinion that the Proposed Caps are determined reasonably and entering into the ongoing connected transaction is fair and reasonable so far as the Independent Shareholders are concerned.

     3.6 FINANCIAL SERVICES (AGGREGATE OF THE AVERAGE DAILY OUTSTANDING PRINCIPAL OF LOANS; THE TOTAL AMOUNT OF INTEREST PAID IN RESPECT OF THESE LOANS AND OTHER RELEVANT CHARGES) PROVIDED BY THE CNPC GROUP TO THE GROUP

          The Proposed Caps for financial services provided by CPFC (a subsidiary of CNPC) to the Company are determined with reference to:

          (a)  the estimated growth business growth of the Group;

          (b)  the interest rates offered by CPFC and its changes; and

          (c) the increase in transaction amount as increased by the enlarged Group resulting from the completion of the Transaction, in particular, the financing provided by CPFC to Newco.

          To optimize cash flow management and capital efficiency of the Group and the CNPC Group, there is a specific target to maintain a centralized financial management of the Group and the CNPC Group through CPFC, an authorized financial institution under the regulation of the People's Bank of China. CPFC offers a full range of financial services to the Group and the CNPC Group, including but not limited to deposit services, loan facilities, project financing, settlement services, financial advisory and insurance services. With the continuous effort to centralize financial management, the Group's utilization of loan facilities provided by CPFC is expected to increase gradually.

                        LETTER FROM ICEA CAPITAL LIMITED

          The financial services provided by the CNPC Group to the Group are by reference to the People's Bank of China guidelines, including the interest rates and foreign exchange rates, as well as guidelines published by PRC self-regulatory bodies such as the associations of finance companies.

          Upon the completion of the Transactions, the Directors expect significant amounts of loan to be provided by CPFC to Newco in foreign currency. According to a notice issued by a PRC government authority to the CNPC Group on 5 November 2004, it has granted the CNPC Group a permission to maintain a foreign exchange account. As part of the growth strategy of Newco is to acquire overseas energy assets, the Directors anticipate that the acquisition activities of Newco will utilize major portion of the foreign exchange account of the CNPC Group. Due to the business development and increase in foreign exchange currency needed by the Group and the CNPC Group for its operations, the Directors anticipate the upper limit of foreign exchange account could be favourably adjusted in future. With the anticipated increase in upper limit of foreign exchange account, the amount of loan provided by the CNPC Group to Newco, which are denominated in foreign currency, will further increase for the three years ending 31 December 2008.

          To properly reflect the amount of financial services demanded by the Group from the CNPC Group, the Directors have adjusted the Proposed Caps to a level lower than the annual caps in the Existing Waiver.

          We concur with the view of the Directors that the Proposed Caps are reasonably sufficient for the Group to capture the Group's future anticipated expansion plan. We are of the opinion that the Proposed Caps are reasonably determined.

          Based on the above, we consider that entering into the ongoing connected transaction is fair and reasonable so far as the Independent Shareholders are concerned.

     3.7 FINANCIAL SERVICES (AGGREGATE OF THE AVERAGE DAILY AMOUNT OF DEPOSITS; AND THE TOTAL AMOUNT OF INTEREST RECEIVED IN RESPECT OF THESE DEPOSITS) PROVIDED BY THE CNPC GROUP TO THE GROUP

          The Proposed Caps for financial services provided by the Group to the CNPC Group are determined with reference to:

          (a)  the business growth of the Group;

          (b)  the Group's historical cash flow movements and level of deposits;

          (c)  the interest rate offered by the CPFC and its changes; and

          (d) the increase in transaction amount as increased by the enlarged Group resulting from the completion of the Transactions.

          As mentioned above, in order to optimize cash flow management and capital efficiency of the Group and the CNPC Group, there is a specific target to maintain a centralized financial management of the Group and the CNPC Group through CPFC. CPFC is a subsidiary of CNPC and offers a full range of financial services to the Company and CNPC, including but not

                        LETTER FROM ICEA CAPITAL LIMITED

     limited to deposit services, loan facilities, project financing, settlement services, financial advisory and insurance services. With the continuous effort of central financial management, the utilization of deposit services provided by CPFC is forecasted to increase gradually.

          The financial services provided by the CNPC Group to the Group are by reference to the People's Bank of China guidelines, including the interest rates and foreign exchange rates, as well as guidelines published by PRC self-regulatory bodies such as associations of finance companies.

          As most of the inter-company settlements with the Group and CNPC Group are made through the network of CPFC, the increase in business operations made the annual caps of the Existing Waiver of RMB4,500 million insufficient for the daily operations. However, to avoid substantial reporting work involved in revising the annual caps of the Existing Waiver, the Company has to constantly monitor the balance maintained at CPFC, and has reallocated the cash balance from CPFC to other accounts when necessary.

          To highlight the substantial growth in the Group cash and bank balance, the cash and bank balance was RMB11,304 million as at 31 December 2004 and RMB69,857 million as at 30 June 2005, representing a growth of 6.2 times in cash and bank balance for the six months ended 30 June 2005 when comparing with the balance as at 31 December 2004. In order to cope with the significant increase in cash and bank balance, and to satisfy the target to maintain a centralized financial management by CPFC, higher Proposed Caps will be needed. Based on a forecast report of the deposit service provided by the Group, which take into account the following factors including, among other things, (i) daily settlements between inter-companies; and (ii) growth in business of the Group, a Proposed Caps of RMB9,000 million will be required for each of the three years ending 31 December 2006, 2007 and 2008. We have the opinion that, to facilitate the business operations of the Group, and to provide necessary buffer for the future growth in business, the amount of Proposed Caps are fair and reasonable.

          We concur with the view of the Directors that the Proposed Caps provide sufficient increment for the Group to capture the Group's future anticipated expansion plan, and are of the view that the Proposed Caps are reasonably determined.

                        LETTER FROM ICEA CAPITAL LIMITED

     3.8  FINANCIAL SERVICES PROVIDED BY THE GROUP TO JOINTLY-OWNED COMPANIES

          Financial services provided by the Groups to Jointly-owned Companies is divided into (i) financial services provided by the Group to Newco; and
     (ii) financial services provided by the Group to PetroChina Field Oil Company Limited ("PFOC"). The Proposed Caps for each category are set out as below:

                                                       PROPOSED CAPS (IN RMB MILLION)
                                                     FOR THE YEARS ENDING 31 DECEMBER
                                                     --------------------------------
                                                          2006     2007     2008
                                                         ------   ------   ------
     (i)  Financial services provided by the Group       15,500   26,000   36,500
          to Newco
     (ii) Financial services provided by the Group        5,735    6,840    7,965
          to PFOC
                                                         ------   ------   ------
          Total                                          21,235   32,840   44,465

          3.8.1 Financial services provided by the Group to Newco

               The Proposed Caps for financial resources provided by the Group to Newco include, among other things, loan guarantees, entrustment loans and their related charges, and are determined with reference to:

               (a)  the business development of Newco;

               (b) the financial requirement of Newco for possible acquisition opportunities arises from time to time; and

               (c)  the financing provided to Orifuel Sinoven S.A.
                    ("SINOVENSA").

               Upon the completion of the Transactions, Newco will be owned by the Company as to 50%. The businesses of Newco are conducted outside the PRC, and include, among other things, exploration, development, production and sales of crude oil and natural gas. In order to support the business development of Newco, particularly to increase the exploration and production of crude oil and natural gas, the Directors are of the opinion that funding provided by the Group to Newco will be needed. Those fundings will be provided in the form of loan guarantees and/or entrustment loans.

               As mentioned in the circular to the Shareholders dated 30 June 2005, the strategy of the Group is to become an internationalized oil company with significant oil and gas assets both onshore and offshore as well as in both the PRC and international markets. Newco will act as the platform for the Group's future acquisition of international oil and gas assets. With Newco's international experience, the Group can seek acquisition targets in a more aggressive and effective manner which will facilitate the development of a significant international asset base. The Directors are of the view that the financial services provided by the Group will facilitate such efforts.

                        LETTER FROM ICEA CAPITAL LIMITED

               Amidst the globally tight energy supply, we understand the top priority among top PRC petroleum companies is to secure overseas energy reserves. The Group, being the largest petroleum company in PRC, is prepared to secure good acquisition targets when the opportunity appears. As overseas acquisition is part of the growth strategy of Newco, the Directors considered that the Proposed Caps will provide the resources for the Company to speed up the process in making acquisitions and developments in future. Therefore, improving the Group's chances of securing prime energy reserves.

               In April 2001, the governments of the PRC and Venezuela signed a memorandum to strengthen their co-operation in the development of orimulsion, a rich natural resource in Venezuela. Subsequently on 27 December 2001, a Venezuela registered company named Sinovensa was set up. Sinovensa is a joint venture owned as to 40% by Newco, 30% by PFOC and 30% by the independent third parties. Due to the increase in market demand of orimulsion, Sinovensa was set up to capture the growth in this energy resource. The operation field of Sinovensa is approximately 114.6 square miles, with enough reserve capacity to supply 30 years of exploration. Pursuant to the agreement signed between PFOC and Sinovensa on 17 November 2003, Sinovensa will supply approximately 6.5 million tons of orimulsion to the Company annually for 30 years. Due to the expanding business development of Sinovensa, the Directors anticipated that financial resources by the Group to Sinovensa through Newco will be needed for each of the three years ending 31 December 2006, 2007 and 2008. The financial resources will be provided in the form of loan guarantees and/or entrustment loans through Newco, the largest shareholder of Sinovensa. The financial resources to be provided to Sinovensa will be used for funding exploration, development, production and sales of orimulsion, as well as for operational needs of Sinovensa.

               We note that it is a common practice amongst PRC major state-owned companies to have financing services provided by the parent groups to the related companies.

               The Directors are of the view that the Proposed Caps provide sufficient capacity for the Newco and Sinovensa to capture the future anticipated expansion plan.

          3.8.2 Financial services provided by the Group to PFOC

               The Proposed Caps for financial services to be provided by the Group to PFOC, amongst other things, include loan guarantees, entrustment loans and their related charges, and are determined with reference to:

               (a)  the business development of PFOC; and

               (b) the development plan of Zhan Jiang Zhong Yue Energy Company Limited (the "ZHAN JIANG ENERGY COMPANY").

               As part of the business plan to increase the usage of orimulsion in the PRC and strengthen the co-operation with Venezuela energy projects, PFOC and Zhan Jiang Energy Company were set up for the purpose of downstream businesses development.

               As present, PFOC is owned 31.4% by the Company, 35.73% by CNPC and the rest by independent third parties. With the steady supply of orimulsion from Sinovensa as mentioned above, PFOC serve an important function of importing, sales, distribution and refinery of orimulsion in the PRC. The Directors considered that PFOC is the largest

                        LETTER FROM ICEA CAPITAL LIMITED

          company in respect of production and sales of orimulsion in the PRC. In view of the increase in market demand of orimulsion and the business development of PFOC, the Group need to provide financial support to PFOC for each of the three years ending 31 December 2006, 2007 and 2008. The Directors are of the view that the financial support can reinforce PFOC's status as the largest orimulsion resource agent and producer in the PRC. The financial support will be used for, among other things, construction of orimulsion storage facilities, construction of port facilities and building up a transportation network, as well as other capital investments and general working capital needs by PFOC.

               Zhan Jiang Energy Company is registered in the PRC and was set up on 28 June 2004. Zhan Jiang Energy Company is owned as to 51% by PFOC and 49% by independent third parties. The purpose of setting up Zhan Jiang Energy Company is for the production of electricity using orimulsion as fuel. The electricity output capacity of the power station to be constructed is approximately 1,200 mega watts, and when put into production, it will help to alleviate the energy shortage in the Guangdong province. In order to support the development of Zhan Jiang Energy Company, the Directors are of the opinion that funding provided by the Group to Zhan Jiang Energy Company through PFOC will be needed. Those funding will be provided in the form of loan guarantees and/or entrustment loans. The funding will be used mainly for the construction of Zhan Jiang Energy Company and general working capital needs.

               We note that it is a common practice amongst PRC major state-owned companies to have financial support provided by the parent groups to the related companies.

               We concur with the view of the Directors that the Proposed Caps provide sufficient increment for PFOC and Zhan Jiang Energy Company to capture the their future anticipated plans. We consider that the Proposed Caps are reasonably determined.

     3.9  FEE FOR BUILDINGS LEASES PAID BY THE COMPANY TO CNPC

          We note that Savills (Hong Kong) Limited, an independent valuer retained by the Company has appraised the buildings leased to the Company by CNPC pursuant to the Building Leasing Contract dated 27 March 2000, and the buildings leased pursuant to the Supplemental Buildings Agreement dated 26 September 2002, and confirmed that the current rentals payable by the Company to CNPC and the Proposed Caps under these contracts and agreement are fair and reasonable to the Company and do not exceed the market level. Savills (Hong Kong) Limited value the rentals of the leased properties which are leased by the Company from CNPC, by adopting "Direct Comparison Approach" by making reference to comparable rental evidences as available on the market in the locality.

          The Directors consider that pursuant to the Buildings Leasing Contract (as amended by the Supplemental Buildings Agreement), the annual proposed caps in respect of the building leases provided by the CNPC Group to the Group, which are lower than the existing annual limit for 2005 due to a reduced requirement by the Group, are sufficient for the Group to implement future business development and planning.

          We have discussed the basis of the opinion with the Savills (Hong
     Kong) Limited, and have no reason to believe that their opinion is not reasonable. We consider that the Proposed Caps are reasonably determined.

                        LETTER FROM ICEA CAPITAL LIMITED

     3.10 FEE FOR LAND USE RIGHTS LEASES PAID BY THE COMPANY TO CNPC

          We note that Savills (Hong Kong) Limited, an independent valuer retained by the Company has appraised the land leased to the Company by CNPC pursuant to the Land Use Rights Leasing Contract dated 27 March 2000 and confirmed that the current rentals payable by the Company to CNPC and the Proposed Caps under these contracts and agreement are fair and reasonable to the Company and do not exceed the market level. Savills (Hong
     Kong) Limited value the rentals of the leased properties which are leased by the Company from CNPC, by adopting "Direct Comparison Approach" by making reference to comparable rental evidences as available on the market in the locality.

          Each of the annual proposed caps comprises of the annual leasing fee of RMB2,000 million and the relevant PRC tax of RMB260 million, which are in accordance with the Land Use Rights Leasing Contract.

          We have discussed the basis of the opinion with the Savills (Hong
     Kong) Limited, and have no reasons to believe that their opinion is not reasonable. We consider that the Proposed Caps are reasonably determined.

     3.11 PRODUCTS AND SERVICES TO BE PROVIDED BY THE GROUP TO CRMSC

          The Proposed Caps for the products and services to be provided by the Group to CRMSC, amongst other things, gasoline, diesel and other petroleum products, and are determined with reference to:

          (a) the volatility and possible increase in the price of petroleum products;

          (b) the historical transaction levels for the same type of transactions; and

          (c) the estimated future transaction levels based on estimated market need in the coming three years.

          As mentioned in the Circular, the historical revenue in relation to the provision of the products and services which are the subject matter of CRMSC Products and Services Agreement between the Company and CRMSC was RMB4,041 million for the six months ended 30 June 2005. Based on the above figure, the annualized figure of the transaction for the year ending 31 December 2005 is approximately RMB8,082 million. The annual compound growth rate of the CRMSC Transactions for the three years ending 31 December 2008 is therefore a modest 15.6%.

          Considering (i) the business growth of CRMSC; (ii) the fluctuation and potential upside in the petroleum products; and (iii) the modest annual compound growth rate of the CRMSC Transactions, we are of the opinion that Proposed Caps are reasonably determined.

                        LETTER FROM ICEA CAPITAL LIMITED

4. RECOMMENDATION

     Having considered the above principal factors and reasons, we consider that
(i) the Ongoing Connected Transactions will be carried out in the ordinary course of business of the Group and on normal commercial terms; (ii) the Proposed Caps of the Ongoing Connected Transactions are reasonably determined;
(iii) the terms of the Ongoing Connected Transactions are fair and reasonable so far as the independent shareholders of the Company are concerned; and (iv) the entering into the Ongoing Connected Transactions is in the interest of the Company and the independent shareholders of the Company as a whole. Accordingly, we advise the Independent Board Committee to recommend the independent shareholders of the Company to vote in favour of ordinary resolutions as detailed in the notice of the Extraordinary General Meeting set out at the end of the Circular.

                                                         Yours faithfully,
                                                       For and on behalf of
                                                       ICEA CAPITAL LIMITED
                                                          FENG SHEN JIANG
                                                  Deputy Chief Executive Officer

APPENDIX                                                     GENERAL INFORMATION

1. RESPONSIBILITY STATEMENT

     This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTEREST

     As at the Latest Practicable Date:

     (a) other than Zou Haifeng, a Director, who holds 3,550 A shares in Jilin Chemical Industrial Company Limited, a subsidiary of the Company, none of the Directors, supervisors or chief executives of the Company had any interest and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)) ("SFO"), which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of
          Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provision of the SFO); or are required pursuant to section 352 of the SFO to be entered in the register referred to therein, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies;

     (b) the Company has not granted its Directors, chief executive or their respective spouses or children below 18 any rights to subscribe for its equity securities or debt securities;

     (c) none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group since 31 December 2004, being the date to which the latest published audited financial statements of the Company were made up, and which was significant in relation to the business of the Group; and

     (d) none of the Directors, ICEA and Savills (Hong Kong) Limited had any direct or indirect interest in any assets which had since 31 December 2004, being the date to which the latest published audited financial statements of the Company were made up, been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

3. DIRECTORS' INTEREST IN COMPETING BUSINESS

     As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group's business) which competes or is likely to compete either directly or indirectly with the Group's business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

4. SUBSTANTIAL SHAREHOLDERS

     Save as disclosed herein, as at the Latest Practicable Date, based on the information available and as far as is known to the Directors and the chief executive of the Company, the following persons have an interest or short position in the shares or underlying shares of the Company which

APPENDIX                                                     GENERAL INFORMATION

would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or who are directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

                                                                 NUMBER OF SHARES
                                                           ----------------------------
                                                             PERCENTAGE                                  PERCENTAGE
                                                            OF THE TOTAL    PERCENTAGE                  OF THE TOTAL     PERCENTAGE
                                                             NUMBER OF     OF THE TOTAL                  NUMBER OF      OF THE TOTAL
                           CLASS OF   LONG POSITION (L)/   THAT CLASS IN       SHARE        LENDING    THAT CLASS IN       SHARE
SHAREHOLDERS                SHARES    SHORT POSITION (S)       ISSUE          CAPITAL       POOL(3)        ISSUE          CAPITAL
------------               --------   ------------------   -------------   ------------   ----------   -------------   -------------
                                                                (%)             (%)                         (%)             (%)
CNPC                       Domestic   158,241,758,000(L)       100.00             90              --          --              --
                            shares
Deutsche Bank              H shares     3,917,340,707(L)       22.28           2.228              --          --              --
   Aktiengesellschaft(1)                  185,768,859(S)        1.06           0.106
Warren E. Buffett(2)       H shares    2,347,761,000 (L)       13.35           1.335              --          --              --
Citigroup Inc.(3)          H shares    1,603,635,927 (L)        9.12           0.912      76,502,143        0.44           0.044
                                         392,782,129 (S)        2.23           0.223
Credit Suisse              H shares      905,755,245 (L)        5.15           0.515       3,472,055        0.02           0.002
   Group(4)                            1,487,734,600 (S)        8.46           0.846

Notes:

     (1) Deutsche Bank Aktiengesellschaft directly holds 3,516,482,000 H shares and through its controlled corporations has an additional interest in 400,858,702 H shares.

     (2) By virtue of Warren E. Buffett's 35.4% interest in Berkshire Hathaway Inc., Berkshire Hathaway Inc.'s 100% interest in OBH Inc., OBH Inc.'s 100% interest in National Indemnity Co. and 100% interest in GEICO Corporation, and GEICO Corporation's 100% interest in Government Employees Inc. Company, each of Warren E. Buffett, Berkshire Hathaway Inc. and OBH Inc. is deemed to be interested in the 2,279,151,000 H shares held by National Indemnity Co. and the 68,610,000 H shares held by Government Employees Inc. Company, totaling 2,347,761,000 H shares.

     (3) (i) By virtue of Citigroup Inc's 100% interest in Citigroup Global Markets Holdings Inc., Citigroup Global Markets Holdings Inc.'s 100% interest in Citigroup Financial Products Inc., Citigroup Financial Products Inc.'s 100% interest in Salomon Brothers Pacific Holding Company Inc., Salomon Brothers Pacific Holding Company Inc.'s 24.3% interest in Citigroup Global Markets Holdings GmbH, Citigroup Global Markets Holdings GmbH's 100% interest in Citigroup Global Markets Financial Products LLC, each of Citigroup Inc., Citigroup Global Markets Holdings Inc., Citigroup Financial Products Inc., Salomon Brothers Pacific Holding Company Inc., Citigroup Global Markets Holdings GmbH is deemed to be interested in 520,443,795 H shares directly held by Citigroup Global Market Financial Products LLC (long position -- 244,957,769 H shares; short position -- 275,486,026 H shares).

          (ii) By virtue of Citigroup Inc's 100% interest in Citigroup Global Markets Holdings Inc., Citigroup Global Markets Holdings Inc.'s 100% interest in Citigroup Financial Products Inc., Citigroup Financial Products Inc.'s 100% interest in Citigroup Global Markets (International) Finance AG, Citigroup Global Markets (International) Finance AG's 75.7% interest in Citigroup Global Markets Holdings GmbH, Citigroup Global Markets Holdings GmbH's 100% interest in Citigroup Global Markets Financial Products LLC, each of Citigroup Inc., Citigroup Global Markets Holdings Inc., Citigroup Financial Products Inc., Citigroup Global Markets (International) Finance AG, Citigroup Global Markets Holdings GmbH is deemed to be interested in 520,443,795 H shares directly held by Citigroup Global Markets Financial Products LLC (long position -- 244,957,769 H shares; short position -- 275,486,026 H shares).

          (iii) By virtue of Citigroup Inc's 100% interest in Citigroup Global Markets Holdings Inc., Citigroup Global Markets Holdings Inc.'s 100% interest in Citigroup Financial Products Inc., Citigroup Financial Products Inc.'s 100% interest in Citigroup Global Markets Inc., each of Citigroup Inc., Citigroup Global Markets Holdings Inc., Citigroup Financial Products Inc. is deemed to be interested in 45,087,764 H shares directly held by Citigroup Global Markets Inc. (long position -- 45,007,661 H shares; short position -- 80,103 H shares).

APPENDIX                                                     GENERAL INFORMATION

          (iv) By virtue of Citigroup Inc's 100% interest in Citigroup Global Markets Holdings Inc., Citigroup Global Markets Holdings Inc.'s 100% interest in Citigroup Financial Products Inc., Citigroup Financial Product's 100% interest in Citigroup Global Markets LLC, Citigroup Global Markets LLC's 97.33% interest in Citigroup Global Markets Europe Ltd., Citigroup Global Markets Europe Ltd.'s 100% interest in Citigroup Global Markets Ltd., each of Citigroup Inc., Citigroup Global Markets Holdings Inc., Citigroup Financial Products Inc., Citigroup Global Markets LLC, Citigroup Global Markets Europe Ltd. is deemed to be interested in 56,055,370 H shares directly held by Citigroup Global Markets Ltd..

          (v) By virtue of Citigroup Inc's 100% interest in Citigroup Global Markets Holdings Inc., Citigroup Global Markets Holdings Inc.'s 100% interest in Citigroup Financial Products Inc., Citigroup Financial Products Inc.'s 100% interest in Citigroup Global Markets (International) Finance AG, Citigroup Global Markets (International) Finance AG's 2.67% interest in Citigroup Global Markets Europe Ltd., Citigroup Global Markets Europe Ltd.'s 100% interest in Citigroup Global Markets Ltd., each of Citigroup Inc., Citigroup Global Markets Holdings Inc., Citigroup Financial Products Inc., Citigroup Global Markets (International) Finance AG, Citigroup Global Markets Europe Ltd. is deemed to be interested in 56,055,370 H shares directly held by Citigroup Global Markets Ltd..

          (vi) By virtue of Citigroup Inc.'s 100% interest in Citigroup Holdings Company, Citigroup Holdings Company's 100% interest in Citicorp Inc., Citicorp Inc.'s 100% interest in Citibank N.A., each of Citigroup Inc., Citigroup Holdings Company, Citicorp Inc. is deemed to be interested in 70,688,084 H shares directly held by Citibank N.A..

          (vii) By virtue of Citigroup Inc's 100% interest in Citigroup Global Markets Holdings Inc., Citigroup Global Markets Holdings Inc.'s 100% interest in Citigroup Financial Products Inc., Citigroup Financial Products Inc.'s 48% interest Citigroup Global Markets Hong Kong Holdings Ltd., Citigroup Global Markets Hong Kong Holdings Ltd.'s 100% interest in Citigroup Global Markets Hong Kong Futures Ltd., each of Citigroup Inc., Citigroup Global Markets Holdings Inc., Citigroup Financial Products Inc., Citigroup Global Markets Hong Kong Holdings Ltd. is deemed to be interested in 1,224,737,000 H shares directly held by Citigroup Global Markets Hong Kong Futures Ltd. (long position -- 1,107,521,000 H shares; short position -- 117,216,000 H shares).

          (viii) By virtue of Citigroup Inc's 100% interest in Citigroup Global Markets Holdings Inc., Citigroup Global Markets Holdings Inc.'s 100% interest in Citigroup Financial Products Inc., Citigroup Financial Products Inc.'s 100% interest in Citigroup Global Markets (International) Finance AG, Citigroup Global Markets (International) Finance AG's 52% interest in Citigroup Global Markets Hong Kong Holdings Ltd., Citigroup Global Markets Hong Kong Holdings Ltd's 100% interest in Citigroup Global Markets Hong Kong Futures Ltd., each of Citigroup Inc., Citigroup Global Markets Holdings Inc., Citigroup Global Markets Holdings Inc., Citigroup Financial Products Inc. Citigroup Global Markets (International) Finance AG, Citigroup Global Markets Hong Kong Holdings Ltd. is deemed to be interested in 1,224,737,000 H shares directly held by Citigroup Global Markets Hong Kong Futures Ltd. (long position -- 1,107,521,000 H shares; short position -- 117,216,000 H shares).

          (ix) By virtue of Citigroup Inc.'s 100% interest in Citigroup Global Markets Corporation Trust, Citigroup Inc. is deemed to be interested in 110,000 H shares directly held by Citigroup Global Markets Corporation Trust.

          (x) By virtue of Citigroup Inc.'s 100% interest in Citicorp Banking Corporation, Citigroup Banking Corporation's 100% interest in Associates First Capital Corporation, Associates First Capital Corporation's 100% interest in CitiFinancial Credit Company, CitiFinancial Credit Company's 100% interest in Citicorp Trust Bank, each of Citigroup Inc., Citicorp Banking Corporation, Associates First Capital Corporation and CitiFinancial Credit Company is deemed to be interested in 2,793,900 H shares directly held by Citigroup Trust Bank.

          (xi) Citigroup Inc. is also the custodian of 76,502,143 H shares.

          (xii) Please note the duplications in (i) & (ii), (iv) & (v), (vii) &
               (viii) above.

APPENDIX                                                     GENERAL INFORMATION

     (4) (i) By virtue of Credit Suisse Group's 100% interest in Credit Suisse, Credit Suisse's 57% interest in Credit Suisse First Boston, Inc., Credit Suisse First Boston Inc.'s 100% interest in Credit Suisse First Boston (USA), Inc., Credit Suisse (USA), Inc.'s 100% interest in Credit Suisse First Boston LLC, each of Credit Suisse Group, Credit Suisse, Credit Suisse First Boston, Inc., Credit Suisse First Boston (USA), Inc. will be deemed to be interested in 163,973,600 H shares directly held by Credit Suisse First Boston LLC (long position -- 106,423,600; short position -- 57,550,000).

          (ii) By virtue of Credit Suisse Group's 43% interest in Credit Suisse First Boston, Inc., Credit Suisse's 100% interest in Credit Suisse First Boston (USA), Inc., Credit Suisse First Boston
               (USA), Inc.'s 100% interest in Credit Suisse First Boston LLC, each of Credit Suisse Group, Credit Suisse First Boston, Inc., Credit Suisse First Boston (USA), Inc. will be deemed to be interested in 163,973,600 H shares directly held by Credit Suisse First Boston LLC (long position -- 106,423,600; short position -- 57,550,000).

          (iii) By virtue of Credit Suisse Group's 100% interest in Credit Suisse, Credit Suisse's 100% interest in Credit Suisse First Boston (International) Holding AG, Credit Suisse First Boston (International) Holding AG's 24 % interest in Credit Suisse First Boston International, each of Credit Suisse Group, Credit Suisse, Credit Suisse First Boston (International) Holding AG will be deemed to be interested in 297,012,822 H shares directly held by Credit Suisse First Boston International (long position -- 218,797,222; short position -- 78,215,600).

          (iv) By virtue of Credit Suisse Group's 20% interest in Credit Suisse First Boston International, Credit Suisse Group will be deemed to be interested in 297,012,822 H shares directly held by Credit Suisse First Boston International (long position -- 218,797,222; short position -- 78,215,600).

          (v) By virtue of Credit Suisse Group's 100% interest in Credit Suisse, Credit Suisse's 56% interest in Credit Suisse First Boston International, each of Credit Suisse Group, Credit Suisse will be deemed to be interested in 297,012,822 H shares directly held by Credit Suisse First Boston International (long position -- 218,797,222; short position -- 78,215,600).

          (vi) By virtue of Credit Suisse Group's 100% interest in Credit Suisse, Credit Suisse's 100% interest in Credit Suisse First Boston (International) Holding AG, Credit Suisse First Boston (International) Holding's 70.2% interest in Credit Suisse First Boston (Hong Kong) Limited, each of Credit Suisse Group, Credit Suisse, Credit Suisse First Boston (International) Holding AG will be deemed to be interested in 1,781,811,368 H shares directly held by Credit Suisse First Boston (Hong Kong) Limited (long position -- 492,600,368; short position -- 1,289,211,000).

          (vii) By virtue of Credit Suisse Group's 100% interest in Credit Suisse, Credit Suisse's 100% interest in Credit Suisse First Boston (International) Holding AG, Credit Suisse First Boston (International) Holding AG's 100% interest in Credit Suisse First Boston International (Guernsey) Limited, Credit Suisse First Boston International (Guernsey) Limited's 29.8% interest in Credit Suisse First Boston (Hong Kong) Limited, each of Credit Suisse Group, Credit Suisse, Credit Suisse First Boston (International) Holding AG, Credit Suisse First Boston International (Guernsey) Limited will be deemed to be interested in 1,781,811,368 H shares directly held by Credit Suisse First Boston (Hong Kong) Limited (long position -- 492,600,368; short position -- 1,289,211,000).

          (viii) By virtue of Credit Suisse Group's 100% interest in Credit Suisse, Credit Suisse's 100% interest in Credit Suisse First Boston (International) Holding AG, Credit Suisse First Boston (International) Holding AG's 100% interest in Credit Suisse First Boston (UK) Investments, Credit Suisse First Boston (UK) Investments' 98.07% interest in Credit Suisse First Boston (UK) Investment Holdings, Credit Suisse First Boston (UK) Investment Holdings' 100% interest in Credit Suisse First Boston (Europe) Limited, each of Credit Suisse Group, Credit Suisse, Credit Suisse First Boston (International) Holding AG, Credit Suisse First Boston (UK) Investments, Credit Suisse First Boston (UK) Investment Holdings will be deemed to be interested in 118,796,000 H shares directly held by Credit Suisse First Boston (Europe) Limited (long position -- 59,988,000; short position -- 58,808,000).

          (ix) By virtue of Credit Suisse Group's 100% interest in Credit Suisse, Credit Suisse's 100% interest in Credit Suisse First Boston (International) Holding AG, Credit Suisse First Boston (International) Holding AG's 100% interest in Credit Suisse First Boston Management AG, Credit Suisse First Boston Management AG's 1.93% interest in Credit Suisse First Boston (UK) Investment Holdings, Credit Suisse First Boston

APPENDIX                                                     GENERAL INFORMATION

               (UK) Investment Holding's 100% interest in Credit Suisse First Boston (Europe) Limited, each of Credit Suisse Group, Credit Suisse, Credit Suisse First Boston (International) Holding AG, Credit Suisse First Boston Management AG, Credit Suisse First Boston (UK) Investment Holdings will be deemed to be interest in 118,796,000 H shares directly held by Credit Suisse First Boston (Europe) Limited (long position -- 59,988,000; short position -- 58,808,000).

          (x) By virtue of Credit Suisse Group's 100% interest in Credit Suisse, Credit Suisse Group will be deemed to be interested in 28,424,000 H shares directly held by Credit Suisse (long position -- 24,474,000; short position -- 3,950,000).

          (xi) By virtue of Credit Suisse Group's 100% interest in Credit Suisse, Credit Suisse's 100% interest in Credit Suisse First Boston New York Branch, each of Credit Suisse Group, Credit Suisse will be deemed to be interested in 3,472,055 H shares directly held by Credit Suisse First Boston New York Branch.

          (xii) Please note the duplications in (i) & (ii), (iii) & (iv) & (v),
               (vi) & (vii), (viii) & (ix) above.

     (5) The term "lending pool" is defined as (i) shares that the approved lending agent holds as agent for a third party which he is authorised to lend and other shares that can be lent according to the requirements of the Securities Borrowing and Lending Rules; and (ii) shares that have been lent by the approved lending agent, and only if the right of the approved lending agent to require the return of the shares has not yet been extinguished.

     SAVE AS DISCLOSED ABOVE, AS AT THE LATEST PRACTICABLE DATE, NO OTHER PERSON HAS AN INTEREST OR SHORT POSITION IN THE SHARES OR UNDERLYING SHARES OF THE COMPANY WHICH WOULD FALL TO BE DISCLOSED TO THE COMPANY UNDER DIVISIONS 2 AND 3 OF PART XV OF THE SFO OR WHO IS DIRECTLY OR INDIRECTLY INTERESTED IN 10% OR MORE OF THE NOMINAL VALUE OF ANY CLASS OF SHARE CAPITAL CARRYING RIGHTS TO VOTE IN ALL CIRCUMSTANCES AT GENERAL MEETINGS OF ANY MEMBER OF THE GROUP.

5. EXPERTS' QUALIFICATIONS AND CONSENTS

     The following are the qualifications of the experts who have given opinions or advice which are contained in this circular:

NAMES                         QUALIFICATIONS
-----                         --------------
ICEA                          a corporation licensed under the SFO to carry out
                              regulated activities Type 1 (dealing
                              in securities) and Type 6 (advising on corporate
                              finance)

Savills (Hong Kong) Limited   a member of The Hong Kong Institute of Surveyors

     (a) None of ICEA and Savills (Hong Kong) Limited is beneficially interested in the share capital of any member of the Group and none of them has any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

     (b) ICEA and Savills (Hong Kong) Limited have given and have not withdrawn their respective written consents to the issue of this circular with inclusion of their opinions and letters, as the case may be, and the reference to its name included herein in the form and context in which they respectively appear.

APPENDIX                                                     GENERAL INFORMATION

6. MATERIAL ADVERSE CHANGE

     As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading positions of the Company since 31 December 2004, the date to which the latest published audited financial statement of the Company were made up.

7. SERVICE CONTRACT

     As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of the Group which will not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

8. GENERAL

     (a)  The secretary to the Board of the Company is Mr. Li Huaiqi.

     (b) The registered office of the Company is at 16 Andelu, Dongcheng District, Beijing, 100011, The People's Republic of China.

     (c) The principal share register and transfer office is Hong Kong Registrars Limited, Room 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

     (d) In the event of inconsistency, the English language text of this circular shall prevail over the Chinese language text.

9. PROCEDURES OF DEMANDING A POLL

     Pursuant to the Articles of Association, the vote of a general meeting of the Company shall be taken on a show of hands unless a request for a voting by poll is made by the following person(s) before or after a voting by a show of hands:

     (1)  the chairman of the meeting;

     (2)  at least two Shareholders with voting rights or their proxies;

     (3) a Shareholder or Shareholders (including his or their proxies) who solely or jointly hold(s) 10% or more of the Shares with rights to vote at the meeting.

     Unless a request for a voting by poll has been made, the chairman of the meeting shall, based on the results of the voting by a show of hands, announce the results of voting on a resolution and enter the same in the minutes of the meeting.

     In accordance with Rule 13.39(4) of the Listing Rules, the chairman of the EGM will demand a poll in relation to the ordinary resolutions for approving, among other things, the Ongoing Connected Transactions and the Proposed Caps at the EGM.

APPENDIX                                                     GENERAL INFORMATION

10. DOCUMENTS AVAILABLE FOR INSPECTION

     Copies of the following documents will be available for inspection during normal business hours at the offices of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Hong Kong from the date of this circular up to and including 6 October 2005 :

     (a)  the Articles of Association;

     (b) the connected transactions agreements entered into between the Company and CNPC;

     (c)  the CRMSC Products and Services Agreement;

     (d) the letter of recommendation from the Independent Board Committee, the text of which is set out on page 29 of this circular;

     (e) the letter issued by ICEA, the text of which is set out on pages 30 to 52 of this circular;

     (f)  the confirmation letter by Savills (Hong Kong) Limited;

     (g) the written consent of ICEA and Savills (Hong Kong) Limited referred to paragraph 5 of this appendix;

     (h)  the annual report of the Company for the year ended 31 December 2004;
          and

     (i)  the interim report of the Company for the six months ended 30 June
          2005.

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

                       (PETROCHINA COMPANY LIMITED LOGO)

                               (CHINESE CHARACTER)
                           PETROCHINA COMPANY LIMITED

     (A joint stock limited company incorporated in the People's Republic of
                          China with limited liability)

                                (STOCK CODE: 857)

     NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of PetroChina Company Limited (the "Company") will be held at Beijing Continental Grand Hotel, Beijing International Convention Center, No. 8, Beichendong Road, Chaoyang District, Beijing, The People's Republic of China at 9 : 00 a.m. on 8 November 2005 for the purpose of considering and, if deemed appropriate, passing, with or without modification, the following resolutions as Ordinary Resolutions:

                              ORDINARY RESOLUTIONS

     1. "THAT the appointment of Mr. Su Shulin as a director of the Company which is to take effect immediately upon the close of this meeting, be and is hereby approved."

     2. "THAT the appointment of Mr. Gong Huazhang as a director of the Company which is to take effect immediately upon the close of this meeting, be and is hereby approved."

     3. "THAT the appointment of Mr. Wang Yilin as a director of the Company which is to take effect immediately upon the close of this meeting, be and is hereby approved."

     4. "THAT the appointment of Mr. Zeng Yukang as a director of the Company which is to take effect immediately upon the close of this meeting, be and is hereby approved."

     5. "THAT the appointment of Mr. Jiang Fan as a director of the Company which is to take effect immediately upon the close of this meeting, be and is hereby approved."

     6. "THAT the appointment of Mr. Chee-Chen Tung as an independent director of the Company which is to take effect immediately upon the close of this meeting, be and is hereby approved."

     7. "THAT the appointment of Mr. Liu Hongru as an independent director of the Company which is to take effect immediately upon the close of this meeting, be and is hereby approved."

     8. "THAT the appointment of Mr. Wang Fucheng as a supervisor of the Company which is to take effect immediately upon the close of this meeting, be and is hereby approved."

     9. "THAT the appointment of Mr. Wen Qingshan as a supervisor of the Company which is to take effect immediately upon the close of this meeting, be and is hereby approved."

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

     10. "THAT the appointment of Mr. Li Yongwu as an independent supervisor of the Company which is to take effect immediately upon the close of this meeting, be and is hereby approved."

     11. "THAT the appointment of Mr. Wu Zhipan as an independent supervisor of the Company which is to take effect immediately upon the close of this meeting, be and is hereby approved."

     12. "THAT the agreement dated 1 September 2005 entered into between the Company and China National Petroleum Corporation ("CNPC") in relation to certain amendments of the comprehensive products and services agreement dated 10 March 2000 ("Second Supplemental Comprehensive Agreement"), a copy of which has been initialed by the Chairman and for the purpose of identification marked "A", be and is hereby approved, ratified and confirmed and the chief financial officer of the Company, Wang Guoliang, be and is hereby authorised to do all such further acts and things and execute such further documents or supplemental agreements or deeds on behalf of the Company and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Second Supplemental Comprehensive Agreement and to make and agree with such changes in the terms of the Second Supplemental Comprehensive Agreement as he may in his discretion consider necessary, desirable and expedient and in the interest of the Company."

     13. "THAT the agreement dated 1 September 2005 entered into between the Company and China Railway Materials and Supplies Corporation ("CRMSC") in relation to the provision of certain products and services ("CRMSC Products and Services Agreement"), a copy of which has been initialed by the Chairman and for the purpose of identification marked "B", be and is hereby approved, ratified and confirmed and the chief financial officer of the Company, Wang Guoliang, be and is hereby authorised to do all such further acts and things and execute such further documents or supplemental agreements or deeds on behalf of the Company and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the CRMSC Products and Services Agreement and to make and agree with such changes in the terms of the CRMSC Products and Services Agreement as he may in his discretion consider necessary, desirable and expedient and in the interest of the Company."

     14. "THAT the ongoing connected transactions, as set out in the circular of the Company dated 22 September 2005 ("Circular"), which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved."

     15. "THAT the proposed annual caps of each of the ongoing connected transactions (except the proposed annual limit in respect of the products and services to be provided by the Group to CRMSC pursuant to the CRMSC Products and Services Agreement) as set out in the Circular be and are hereby approved, ratified and confirmed."

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

     16. "THAT the proposed annual caps in respect of the products and services to be provided by the Group to CRMSC pursuant to the CRMSC Products and Services Agreement as set out in the Circular be and are hereby approved, ratified and confirmed.

                                                         By Order of the Board
                                                      PETROCHINA COMPANY LIMITED
                                                               LI HUAIQI
                                                        Secretary to the Board

Beijing, The PRC

22 September 2005

NOTES:

1. Holders of H shares and State-owned shares whose names are registered in the register of members of the Company on 10 October 2005 are entitled to attend and vote at the Extraordinary General Meeting. Persons holding the Company's H shares should note that the register of members of the Company's H shares will be closed from 10 October 2005 to 8 November 2005, both days inclusive, during which period no transfer of shares will be effected.

2. Shareholders who intend to attend the Extraordinary General Meeting are required to send the Notice of Attendance to the Secretariat of the Board of the Company by 20 October 2005. Please refer to the form of Notice of Attendance for details.

3. Any shareholder entitled to vote at the Extraordinary General Meeting is entitled to appoint one (1) or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Shareholders must appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by such person's authorised representative. If the form of proxy is signed by another person so authorised by the shareholder, the power of attorney or other authorising document must be certified by a notary. The notarially certified power of attorney or other authorising document together with the proxy form must be returned to the Secretariat of the Board of the Company not later than 24 hours prior to the commencement of the Extraordinary General Meeting. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the Extraordinary General Meeting.

4. Each shareholder (or his/her proxy) shall be entitled to one vote for each share held. If a shareholder has appointed more than one proxy to attend the meeting, the voting rights can only be exercised by way of poll.

Address of Secretariat of the Board of the Company:
Secretariat of Board of Directors of PetroChina Company Limited
16 Andelu, Dongcheng District
Beijing, 100011, The PRC
Tel: 8610-8488 6270
Fax: 8610-8488 6260

                        (PETROCHINA COMPANY LIMITED LOGO)

                               (CHINESE CHARACTER)
                           PETROCHINA COMPANY LIMITED

     (A joint stock limited company incorporated in the People's Republic of
                          China with limited liability)

                                (STOCK CODE: 857)

               FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING
                          TO BE HELD ON 8 NOVEMBER 2005

                                        Number of shares to which this
                                        Proxy relates(1)

                                        Type of shares (State-owned
                                        shares or H shares) to which
                                        this Proxy relates(1)

I/We(2) ________________________________________________________________________
of _____________________________________________________________________________
(address as shown in the register of members) being shareholder(s) of PetroChina Company Limited (the "Company ") hereby appoint the Chairman of the Meeting or(3) __________________________________________________________________________
of _____________________________________________________________________________
as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at Beijing Continental Grand Hotel, Beijing International Convention Center, No. 8, Beichendong Road, Chaoyang District, Beijing, The People's Republic of China (Post Code 100016) at 9:00 a.m. on 8 November 2005 and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Extraordinary General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

                              ORDINARY RESOLUTIONS                                 FOR(4)   AGAINST(4)   ABSTAIN(4)
                              --------------------                                 ------   ----------   ----------
1.   "THAT the appointment of Mr. Su Shulin as a director of the Company which is to take effect immediately upon the close of this meeting, be and is hereby approved."

2. "THAT the appointment of Mr. Gong Huazhang as a director of the Company which is to take effect immediately upon the close of this meeting, be and is hereby approved."

3. "THAT the appointment of Mr. Wang Yilin as a director of the Company which is to take effect immediately upon the close of this meeting, be and is hereby approved."

4. "THAT the appointment of Mr. Zeng Yukang as a director of the Company which is to take effect immediately upon the close of this meeting, be and is hereby approved."

5. "THAT the appointment of Mr. Jiang Fan as a director of the Company which is to take effect immediately upon the close of this meeting, be and is hereby approved."

6. "THAT the appointment of Mr. Chee-Chen Tung as an independent director of the Company which is to take effect immediately upon the close of this meeting, be and is hereby approved."

7. "THAT the appointment of Mr. Liu Hongru as an independent director of the Company which is to take effect immediately upon the close of this meeting, be and is hereby approved."

8. "THAT the appointment of Mr. Wang Fucheng as a supervisor of the Company which is to take effect immediately upon the close of this meeting, be and is hereby approved."

9. "THAT the appointment of Mr. Wen Qingshan as a supervisor of the Company which is to take effect immediately upon the close of this meeting, be and is hereby approved."

10. "THAT the appointment of Mr. Li Yongwu as an independent supervisor of the Company which is to take effect immediately upon the close of this meeting, be and is hereby approved."

11. "THAT the appointment of Mr. Wu Zhipan as an independent supervisor of the Company which is to take effect immediately upon the close of this meeting, be and is hereby approved."

                              ORDINARY RESOLUTIONS                                 FOR(4)   AGAINST(4)   ABSTAIN(4)
                              --------------------                                 ------   ----------   ----------
12.  "THAT the agreement dated 1 September 2005 entered into between the Company and China National Petroleum Corporation ("CNPC") in relation to certain amendments of the comprehensive products and services agreement dated 10
     March 2000 ("Second Supplemental Comprehensive Agreement"), a copy of which has been initialed by the Chairman and for the purpose of identification marked "A", be and is hereby approved, ratified and confirmed and the chief financial officer of the Company, Wang Guoliang, be and is hereby authorised to do all such further acts and things and execute such further documents or supplemental agreements or deeds on behalf of the Company and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Second
     Supplemental Comprehensive Agreement and to make and agree with such changes in the terms of the Second Supplemental Comprehensive Agreement as he may in his discretion consider necessary, desirable and expedient and in the interest of the Company."

13. "THAT the agreement dated 1 September 2005 entered into between the Company and China Railway Materials and Supplies Corporation ("CRMSC") in relation to the provision of certain products and services ("CRMSC Products and Services Agreement"), a copy of which has been initialed by the Chairman and for the purpose of identification marked "B", be and is hereby approved, ratified and confirmed and the chief financial officer of the Company, Wang Guoliang, be and is hereby authorised to do all such further acts and things and execute such further documents or supplemental agreements or deeds on behalf of the Company and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the CRMSC Products and Services Agreement and to make and agree with such changes in the terms of the CRMSC Products and Services Agreement as he may in his discretion consider necessary, desirable and expedient and in the interest of the Company."

14. "THAT the ongoing connected transactions, as set out in the circular of the Company dated 22 September 2005 ("Circular"), which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved."

15. "THAT the proposed annual caps of each of the ongoing connected transactions (except the proposed annual limit in respect of the products and services to be provided by the Group to CRMSC pursuant to the CRMSC
     Products and Services Agreement) as set out in the Circular be and are hereby approved, ratified and confirmed."

16. "THAT the proposed annual caps in respect of the products and services to be provided by the Group to CRMSC pursuant to the CRMSC Products and Services Agreement as set out in the Circular be and are hereby approved, ratified and confirmed.


Dated                            2005   Signature(s)(5)
      --------------------------                        ------------------------

Notes:

1. Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of shares (State-owned shares or H shares) to which this form of proxy relates.

2. Please insert the full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

3. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALED BY THE PERSON WHO SIGNS IT.

4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, TICK IN THE BOX MARKED "ABSTAIN". ANY ABSTAIN VOTE OR WAIVER TO VOTE SHALL BE DISREGARDED AS VOTING RIGHTS FOR THE PURPOSE OF CALCULATING THE RESULT OF THAT RESOLUTION. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.

5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.

6. Where there are joint holders of any shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.

7. To be valid, for holders of State-owned shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 1521, 16 Andelu, Dongcheng District, Beijing, The PRC (Postal code 100011) not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, 46/F Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period.

                        (PETROCHINA COMPANY LIMITED LOGO)

                               (CHINESE CHARACTER)
                           PETROCHINA COMPANY LIMITED

     (A joint stock limited company incorporated in the People's Republic of
                          China with limited liability)

                                (STOCK CODE: 857)

                                   REPLY SLIP

To: PetroChina Company Limited (the "Company")

I/We(1) _____________________________ (English name): _______________________ of
________________________________________________________________________________
(address as shown in the register of members) (telephone numbers(s)(2) :
____________________________________) being the registered holder(s) of(3)
_________________________________________ State-owned/H(4) share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Extraordinary General Meeting of the Company to be held at Beijing Continental Grand Hotel, Beijing International Convention Center, No. 8, Beichendong Road, Chaoyang District, Beijing, The People's Republic of China at 9 : 00 a.m. on 8 November 2005.

Date:                            2005
      --------------------------


Signature(s):
              -----------------------

Notes:

1. Please insert full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

2. Please insert the telephone number(s) at which you can be contacted for confirmation purpose.

3.   Please insert the number of shares registered under your name(s).

4.   Please delete as appropriate.

5. The completed and signed reply slip should be delivered to the Secretariat of the Board of Directors of the Company at Room 1521, 16 Andelu, Dongcheng District, Beijing, The People's Republic of China (Postal code 100011) by Thursday, 20 October 2005 personally, by mail or by fax (fax number: (8610) 8488 6260).

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PetroChina Company Limited


Dated: September 22, 2005               By: /s/ Li Huaiqi
                                            ------------------------------------
                                        Name: Li Huaiqi
                                        Title: Company Secretary